

2019 PROXY STATEMENT

WELD AUTOMATE EDUCATE CONSERVE

TO A

HIGHER STANDARD™



OUR PURPOSE:

OPERATING BY A HIGHER STANDARD TO BUILD A BETTER WORLD

OUR GUIDING PRINCIPLE—THE GOLDEN RULE:

TREAT OTHERS HOW YOU WOULD LIKE TO BE TREATED

CUSTOMER FOCUSED
We prioritize our customers needs first and deliver exceptional service.

INTEGRITY
We follow the "Golden Rule" and treat others with respect and dignity.

COMMITMENT
We honor our commitments, are dependable and operate responsibly.

PERFORMANCE
We strive for excellence in all that we do and recognize and reward success.

EMPLOYEE DEVELOPMENT
We provide opportunities for growth and development.

QUALITY
We provide world-class solutions and continuously improve our operations.

HIGHER STANDARD™

THE GOLDEN RULE



DEAR SHAREHOLDER:

You are cordially invited to attend the Annual Meeting of Shareholders of Lincoln Electric Holdings, Inc., which will be held at 11:00am ET on Wednesday, April 24, 2019 at Lincoln Electric's Welding Technology & Training Center, 22800 St. Clair Avenue, Cleveland, Ohio. A map of the location is printed on the inside back cover of this proxy statement.

At the meeting, you will be asked to:

- Elect eleven Director nominees named in the proxy statement to serve until the 2020 Annual Meeting

- Ratify the appointment of our independent auditors for the year ending December 31, 2019

- Approve, on an advisory basis, the compensation of our named executive officers

- Address any other business that properly comes before the meeting

Shareholders of record on the close of business on February 28, 2019, the record date, are entitled to vote at the Annual Meeting. Your vote is very important! Please vote your shares promptly in one of the four ways noted on page 5. We appreciate your continued confidence in Lincoln Electric and we look forward to seeing you at the Annual Meeting!

Sincerely,

Christopher L. Mapes
Chairman, President and Chief Executive Officer

Jennifer I. Ansberry
Executive Vice President,
General Counsel and Secretary

WE WILL BEGIN MAILING THIS PROXY STATEMENT ON OR ABOUT MARCH 22, 2019.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 24, 2019: This proxy statement and the related form of proxy, along with our 2018 Annual Report and Form 10-K, are available free of charge at www.lincolnelectric.com/proxymaterials.

FAST FACTS

FOUNDED 1895	**EMPLOYEES WORLDWIDE** 11,000	**CORPORATE HEADQUARTERS** Cleveland, OH
NASDAQ STOCK SYMBOL LECO	**COUNTRY FOOTPRINT/ DISTRIBUTION** 19/160+	**MANUFACTURING FACILITIES** 60
2018 REVENUE $3.0 billion	**MOST EXTENSIVE SOLUTIONS PORTFOLIO** Globally	**COMMERCIAL & TECHNICAL TEAM** Largest
LONGEST RUNNING WELDING SCHOOL Founded 1917	**PATENT FILER IN THE INDUSTRY** #1 or #2 [ranking based on application]	**NEW PRODUCT VITALITY INDEX**[1] 34%

[1] Vitality index represents the percent of sales from new products launched in the last five years, and excludes the International Welding segment.

BUSINESS OVERVIEW //

Lincoln Electric is the world leader in the design, development and manufacture of arc welding products, robotic arc welding systems, plasma and oxyfuel cutting equipment and has a leading global position in the brazing and soldering alloys market. Headquartered in Cleveland, Ohio, U.S., we operate 60 manufacturing locations in 19 countries and distribute to over 160 countries. In 2018, we generated a record $3.0 billion in sales.

As an innovation leader with the broadest portfolio of solutions and the industry's largest team of technical sales representatives and application experts, we are known as the Welding Experts®. Our portfolio of welding and cutting solutions are designed to help customers achieve greater productivity and quality in their manufacturing and fabrication processes. We leverage our global presence and broad distribution network to serve an array of customers across various end markets including: general metal fabrication, energy, structural steel construction and infrastructure (commercial buildings and bridges), heavy industries (agricultural, mining, construction and rail equipment, as well as shipbuilding), and automotive/transportation.

OUR GLOBAL FOOTPRINT



LOCATIONS

- Global Headquarters Cleveland, Ohio USA
- Manufacturing
- Weld Tech Centers
- Sales Offices

For nearly 125 years, we have achieved success through a balanced approach and our focus in providing:

- Customers with a market leading product offering and superior technical application capability,
- Employees with an incentive and results driven culture, and
- Shareholders with above market returns.

In 2010, we mobilized the organization around a ten year "2020 Vision and Strategy" that focuses on expanding our position as a valued, technical solutions-provider in our industry by accelerating innovation, operational excellence, and achieving best-in-class financial results through an economic cycle. The strategy is founded on our values and organizes commercial and operational initiatives around six core capabilities and competitive advantages to drive growth and improved margin and return performance: welding process expertise, commercial excellence, product development, global network and reach, operational excellence and financial discipline.

 In executing our "2020 Vision and Strategy," we have pursued an aggressive acquisition strategy, accelerated our investments in R&D to enhance the value proposition and positioning of our solutions, and have emphasized engineered solutions for mission-critical applications. Additionally, we have focused on expanding our brand's geographic and channel reach into attractive areas such as automation. Our efforts have been successful. Contributions from acquisitions, a strong vitality index of new products, and expanded market presence have helped improve margin performance and returns. Our focus on operational excellence, safety and sustainability initiatives have helped structurally improve our operations and have contributed to improved margins, cash flow generation and returns. We are well positioned for improved long-term operating performance of the business through the economic cycle.

Our financial performance against our "2020 Vision & Strategy" goals reflects steady progress across most metrics:

Key Financial Metrics	2020 Goal	2009–2018 Achievement[1]	Key Initiatives and Focus
Sales Growth CAGR	10% CAGR through the cycle	6.4% Reported Sales CAGR 8% CAGR (Excludes FX and Venezuela results)	· Increased investment in R&D, increasing our new product vitality index · Active acquisition program
Operating Income Margin	15% Average through the cycle	12.0% Average Reported 12.9% Average Adjusted (Achieved a 5-year average 14.1% adjusted margin)	· Targeted growth opportunities · Richening the portfolio mix through differentiated technologies and applications · Operational excellence
Return on Invested Capital (ROIC)	15% Average through the cycle	17.1% Average	· Disciplined acquisition program with stringent ROIC and IRR goals · Margin expansion · Cash management
Average Operating Working Capital Ratio	15% at 2020	16.5% at 2018 (670 bps improvement vs. 2009)	· Effective cash cycle management · Inventory management

[1] See Appendix A for definitions and/or reconciliations of these metrics to results reported in accordance with generally accepted accounting principles (GAAP).



In 2019, the Company will transition to a new long-term strategy, the "Higher Standard 2025 Strategy" (HS2025). HS2025 builds upon the financial and sustainability achievements from our "2020 Vision and Strategy" to ensure Lincoln Electric continues to deliver superior value to its stakeholders. The growth strategy leverages an active acquisition program and organic growth across our global footprint emphasizing differentiated, value-added solutions and technologies. The strategy will continue to focus on achieving best-in-class financial and sustainability performance, as well as amplifying employee engagement. The strategy will focus investments and initiatives in four areas:

- **Customer Focused:** Enhance our value proposition and the ease of doing business with us by leveraging our leading CRM system and investments in industry-segment market-facing teams, product portfolios and international technical centers.

- **Employee Development:** Improve opportunities for our employees to learn and grow through new development programs, resource groups, engagement initiatives, and enhanced HR systems and tools.

- **Solutions & Value:** Develop solutions that improve customers' ability to make their products better, safer and easier. Key initiatives include accelerated growth in automated solutions and additive services, enhanced software (IoT and AI), and designing greater efficiency and sustainability into new products.

- **Operational Excellence:** Improve our quality, costs and processes by maximizing continuous improvement through our Lincoln Business System, further digitization of our operations and processes, and achievement of our sustainability goals.

NOTICE OF ANNUAL MEETING //

ANNUAL MEETING OF SHAREHOLDERS

DATE & TIME
Wednesday, April 24, 2019
11:00am ET

LOCATION
Lincoln Electric's Welding
Technology & Training Center
22800 St. Clair Avenue
Cleveland, Ohio

RECORD DATE
February 28, 2019

HOW TO CAST YOUR VOTE //

Your vote is important! Please vote your shares promptly in one of the following ways:









BY INTERNET
Visit
www.proxyvote.com
until April 23, 2019

BY PHONE
Please call
1-800-690-6903
by April 23, 2019

BY MAIL
Sign, date and return your proxy card or voting instruction form, must be received by April 23, 2019

IN PERSON
You can vote in person at the meeting in Cleveland, Ohio on April 24, 2019

MEETING AGENDA VOTING MATTERS //

PROPOSAL 1 To elect eleven Director nominees named in this Proxy Statement to hold office until the 2020 Annual Meeting	FOR each nominee	PAGE 13
PROPOSAL 2 To ratify the appointment of Ernst & Young LLP as independent auditor for the 2019 fiscal year	FOR	PAGE 71
PROPOSAL 3 To approve, on an advisory basis, the compensation of our named executive officers (NEOs)	FOR	PAGE 73

PROXY SUMMARY //

This section provides an overview of important items related to this proxy statement and the Annual Meeting.
We encourage you to read the entire proxy statement for more information before voting.

2018 PERFORMANCE HIGHLIGHTS //

We achieved solid performance in 2018 capitalizing on broad industrial growth in many areas of our business. Sales increased 15% to a record $3.0 billion on 6.7% organic sales growth and 9% from acquisitions, substantially from the Air Liquide Welding (ALW) acquisition. We generated solid profit growth (excluding special items) from attractive volume growth in Americas Welding, favorable mix, effective price management, disciplined expense controls and operational excellence. Successful execution of a number of commercial and operational initiatives resulted in strong cash flows, solid return performance, as well as good working capital efficiency in our business. We also continued to meet or exceed three of our four 2020 sustainability goals despite the substantial addition of the ALW platform. In 2018, we continued to meet or exceed 2020 targets in greenhouse gas emissions, energy intensity, and our re-use and recycling rates. These results demonstrate the continued structural improvements achieved in the business through our "2020 Vision and Strategy" and how the organization continues to advance towards best-in-class performance.



OPERATING INCOME MARGIN		DILUTED EPS	
Reported	Adjusted	Reported	Adjusted
12.4%	13.4%	$4.37	$4.82

CASH FLOW FROM OPERATIONS OF	AVERAGE OPERATING WORKING CAPITAL TO NET SALES RATIO OF	RETURN ON INVESTED CAPITAL (ROIC) OF
$329M	16.5%	20.7%

See Appendix A for definitions and/or reconciliation of these metrics to results reported in accordance with GAAP. Performance measures used in the design of the executive compensation program are presented within the Compensation Discussion and Analysis section.

In addition, we continued to focus on generating long-term value for our shareholders. In 2018, we deployed approximately $477 million towards a combination of growth investments (capital expenditures and acquisitions) and the return of cash to shareholders through our dividend program and share repurchases. In the last five years, we have repurchased an aggregate amount of $1.3 billion in shares and have increased the dividend payout rate by 70%. Our Board increased the dividend payout rate by 21% for 2019, marking 23 years of consecutive dividend increases.

Cumulative Capital Returned to Shareholders ($ millions, based on capital allocation)



CORPORATE GOVERNANCE HIGHLIGHTS //

Lincoln Electric has a solid track record of integrity and corporate governance practices that promote thoughtful management by its officers and Board of Directors facilitating profitable growth while strategically balancing risk to maximize shareholder value. Below is a summary of certain Board and governance information with respect to 2018:

Size of Board	11*	Number of fully independent Board committees	4
Number of independent Directors	10	Independent Directors meet without management	Yes
Average age of Directors	62	Director attendance at Board & committee meetings	>75%
Percent diverse	27%	Mandatory retirement age (75)	Yes
Board meetings held in 2018	5	Stock ownership requirements for Directors	Yes
New Directors in the last 5 years	3	Annual Board and committee self-assessments	Yes
Average Tenure	11.2	Code of Ethics for Directors, officers & employees	Yes
Annual election of Directors	Yes	Succession planning and implementation process	Yes
Majority voting policy for Directors	Yes	Environmental & risk management review	Yes
Lead Independent Director	Yes		

Following the retirements of two directors in April 2018 and the election of one director in July 2018, there were 11 Directors (10 were independent) during the 2018 calendar year.

SIZE OF BOARD	AVERAGE AGE OF DIRECTORS	BOARD MEETINGS HELD IN 2018
11	**62**	**5**

NUMBER OF INDEPENDENT DIRECTORS	PERCENT DIVERSE	NEW DIRECTORS IN THE LAST 5 YEARS
10	**27%**	**3**

DIRECTOR NOMINEES AND BOARD SUMMARY //

You are being asked to vote on the election of eleven Director nominees. Summary biographical information of each Director nominee, as well as committee membership and committee chair information is listed below. Additional information can be found in the Director biographies under Proposal 1.

Director Nominees

Name	Age	Director Since	Independent	Audit	Compensation & Executive Development	Nominating & Corporate Governance	Finance	Other Public Company Boards
Curtis E. Espeland [Lead Director] *Executive Vice President and CFO, Eastman Chemical Company*	54	2012	✓	●			●	—
Patrick P. Goris *Senior Vice President and CFO, Rockwell Automation, Inc.*	47	2018	✓	●		●		—
Stephen G. Hanks *Retired President and CEO, Washington Group International*	68	2006	✓	■			●	—
Michael F. Hilton *President and CEO, Nordson Corporation*	64	2015	✓	●		●		2
G. Russell Lincoln *President, N.A.S.T. Inc.*	72	1989	✓	●			●	—
Kathryn Jo Lincoln *Chair and CIO, Lincoln Institute of Land Policy*	64	1995	✓		●	■		—
William E. MacDonald, III *Retired Vice Chairman, National City Corporation*	72	2007	✓		■		●	—
Christopher L. Mapes [Chairman] *President and CEO, Lincoln Electric Holdings, Inc.*	57	2010						1
Phillip J. Mason *Retired President, EMEA Sector of Ecolab, Inc.*	68	2013	✓		●		■	1
Ben P. Patel *Senior Vice President and Chief Technology Officer, Tenneco, Inc.*	51	2018	✓	●		●		—
Hellene S. Runtagh *Retired President and CEO, Berwind Group*	70	2001	✓		●	●		—

■ *Chair* ● *Member*

EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS //

We have a long history of driving an incentive management culture, emphasizing **pay for performance** to align compensation with the achievement of enterprise, segment and individual goals.

We believe our compensation program and practices provide an appropriate **balance** between profitability, cash flow and returns, on the one hand, and suitable levels of risk-taking, on the other. This balance, in turn, aligns compensation strategies with **shareholder interests**, as reflected by the consistent high level of shareholders voting for the compensation of our named executive officers (NEOs).

ACTIONS TO FURTHER ALIGN EXECUTIVE COMPENSATION WITH SHAREHOLDER INTERESTS

The Compensation and Executive Development Committee of the Board reviews the framework of our executive compensation program to ensure executive pay aligns with our pay for performance philosophy. Our Compensation and Executive Development Committee has made a number of changes over the last few years to ensure corporate performance alignment with shareholder interests, which has been reflected in the strong results on our "say-on-pay" proposals on the compensation of our NEOs. In 2018, the overall design of our executive compensation program was held consistent with policies developed in prior years.

2018 Executive Compensation Practices

What We Do		What We Don't Do	
We have long-term compensation programs focused on profitability, net income growth, ROIC and total shareholder returns	✓	We do not allow hedging or pledging of our shares	✗
We use targeted performance metrics to align pay with performance	✓	We do not reprice stock options and do not issue discounted stock options	✗
We maintain stock ownership requirements (*5x base salary for CEO; 3x base salary for other NEOs*)	✓	We do not provide excessive perquisites	✗
We have shareholder-approved incentive plans	✓	We do not have multi-year guarantees for compensation increases	✗
We have a broad clawback policy	✓		
We have a double-trigger change in control policy	✓		

COMPENSATION FRAMEWORK & PHILOSOPHY

Our compensation program is designed to attract and retain exceptional employees. As indicated below, we design our compensation system to reflect current best practices, including setting base pay below the competitive market for each position, targeting incentive-based compensation above the competitive market and promoting quality corporate governance in compensation decisions. We believe these practices result in sustained, long-term shareholder value and reflect our philosophy that the best performers should receive the greatest rewards.



Our executive compensation program consists of three primary elements of total direct compensation: base salary (fixed), short-term incentive compensation, in the form of an annual bonus, and long-term incentive compensation, in the form of stock options, RSUs and performance shares.

- Base salary is targeted to be the smallest component of total direct compensation
- Short-term incentive compensation is based on annual consolidated and, if applicable, segment performance
- Long-term incentive compensation is based on our financial performance over a three-year cycle
- Variable, "at risk," pay is a significant percentage of total compensation

AVERAGE MIX OF KEY COMPENSATION COMPONENTS AND KEY COMPENSATION METRICS

The following charts present the mix of 2018 target direct compensation for our Chief Executive Officer and all NEOs. As shown below, 85% of our CEO's compensation value and, on average, 78% of our NEOs' compensation value was "at risk," with the actual amounts realized based on annual and long-term performance as well as our stock price.



We use the following six key financial performance measures to evaluate results across short-term and long-term periods.

Key Performance Metrics Tied to Executive Compensation

Metric	Annual Compensation	Long-Term Incentive Programs (3-yr Performance Cycle)
EBITB[1,2] (Earnings before interest, taxes and bonus)	✓	
Average Operating Working Capital to Sales[2] ratio	✓	
Consolidated, segment and individual performance	✓	
Adjusted Net Income[2] growth		✓
Return on Invested Capital (ROIC)[2]		✓
Total Shareholder Return (TSR)[2]		✓

[1] EBITB is an internal measure which tracks our adjusted operating income.

[2] Performance measures used in the design of the executive compensation program are defined in Appendix A.

AUDITOR //

We ask our shareholders to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2019. Below is summary information about fees paid to Ernst & Young LLP for services provided during fiscal years 2018 and 2017.

	2018	2017
Audit Fees	$3,318,000	$3,474,000
Audit-Related Fees	72,000	14,000
Tax Fees	436,000	235,000
All Other Fees	0	0
Total Fees	$3,826,000	$3,723,000

TABLE OF CONTENTS



PROPOSAL 1—ELECTION OF DIRECTORS //

ELECTION OF ELEVEN DIRECTORS TO SERVE UNTIL 2020 ANNUAL MEETING

The term of office of each of our Directors expires at this year's Annual Meeting. Our shareholders are being asked to elect eleven Directors to serve until the 2020 Annual Meeting and until their successors are duly elected and qualified. Unless otherwise directed, shares represented by proxy will be voted **FOR** the following nominees:

Curtis E. Espeland	G. Russell Lincoln	Phillip J. Mason
Patrick P. Goris	Kathryn Jo Lincoln	Ben P. Patel
Stephen G. Hanks	William E. MacDonald, III	Hellene S. Runtagh
Michael F. Hilton	Christopher L. Mapes	

All of the Director nominees, other than Mr. Goris, who was elected to the Board on July 19, 2018, have been previously elected by our shareholders.

Each of the nominees has agreed to stand for election. The biographies of all of our Director nominees can be found later in this section.

If any of the nominees is unable to stand for election, the Board may provide for a lesser number of nominees or designate a substitute. In the latter event, shares represented by proxies solicited by the Directors may be voted for the substitute. We have no reason to believe that any of the nominees will be unable to stand for election.

MAJORITY VOTING POLICY

The Director nominees receiving the greatest number of votes will be elected (plurality standard). However, our majority voting policy states that any Director who fails to receive a majority of the votes cast in his/her favor is required to submit his/her resignation to the Board. The Nominating and Corporate Governance Committee of the Board would then consider each resignation and determine whether to accept or reject it. Abstentions and broker non-votes will have no effect on the election of a Director and are not counted under our majority voting policy. Holders of common stock do not have cumulative voting rights with respect to the election of a Director.

> **YOUR BOARD RECOMMENDS A VOTE <u>FOR</u> EACH DIRECTOR NOMINEE LISTED ABOVE**

ANNUAL MEETING ATTENDANCE; NO SPECIAL ARRANGEMENTS

Directors are expected to attend each annual meeting. The Director nominees plan to attend this year's Annual Meeting. At the 2018 Annual Meeting, all of our then-current Directors were in attendance.

None of the Director nominees has any special arrangement or understanding with any other person pursuant to which the Director nominee was or is to be selected as a Director or nominee. There are no family relationships, as defined by SEC rules, among any of our Directors or executive officers. SEC rules define the term "family relationship" to mean any relationship by blood, marriage or adoption, not more remote than first cousin.

DIRECTOR NOMINEES



CURTIS E. ESPELAND

AGE: 54

Director since 2012
Lead Director since 2018

Recent Business Experience:

Executive Vice President and Chief Financial Officer of Eastman Chemical Company (an advanced materials and specialty additives manufacturer) since January 2014. Prior to his service as Executive Vice President and Chief Financial Officer, Mr. Espeland was Senior Vice President and Chief Financial Officer from 2008 to January 2014 and Vice President, Finance and Chief Accounting Officer of Eastman Chemical from 2005 to 2008.

Qualifications:

Mr. Espeland has extensive experience in corporate finance and accounting, having served in various finance and accounting roles, and ultimately as the Chief Financial Officer, at a large publicly-traded company (Eastman Chemical) for the past several years. Mr. Espeland also has significant experience in the areas of mergers and acquisitions, taxation and enterprise risk management. Mr. Espeland also served as an independent auditor at Arthur Andersen LLP having worked in both the United States and abroad (Europe and Australia). The Board has determined Mr. Espeland's extensive accounting and finance experience qualifies him as an "audit committee financial expert." This expertise makes Mr. Espeland an important member of the Audit Committee and the Finance Committee. In addition, Mr. Espeland's international business experience is a valued asset for our global operations.



PATRICK P. GORIS

AGE: 47

Director since 2018

Recent Business Experience:

Senior Vice President and Chief Financial Officer of Rockwell Automation (a global industrial automation and information solutions provider) since February 2017. Previously, Mr. Goris was Vice President, Investor Relations and Vice President, Finance, Architecture and Software from 2015 to 2017 and Vice President, Finance, Architecture and Software and Operations and Engineering Services from 2013 to 2015 at Rockwell Automation.

Qualifications:

Mr. Goris' financial expertise as the Chief Financial Officer of a publicly-traded, multinational organization adds value to the Board and qualifies him as an "audit committee financial expert." Mr. Goris has extensive experience in accounting, financial planning and analysis and investor relations. In addition, Mr. Goris' experience with a global industrial automation and information solutions company provides him with broad exposure to digital operations and "smart" manufacturing solutions using data and analytics, which enhances operational intelligence, productivity and risk management in manufacturing processes. These are key initiatives for our business and our customers' businesses. This makes him an important member of the Board, as well as the Audit and Nominating and Corporate Governance Committees.

DIRECTOR NOMINEES



STEPHEN G. HANKS

AGE: 68

Director since 2006

Recent Business Experience:
Mr. Hanks spent 30 years with global engineering and construction company Morrison Knudsen Corporation and its successor, Washington Group International, Inc., serving the last eight years as President, CEO and a member of its Board of Directors, retiring in January 2008.

Directorships:
McDermott International, Inc. (NYSE: MDR) from 2009 to May 2018, Babcock & Wilcox Enterprises, Inc. (NYSE: BW) from 2010 to March 2018, The Washington Companies (privately owned).

Qualifications:
Mr. Hanks' executive leadership of a U.S. publicly-held company with international reach has provided him with extensive experience dealing with the issues that these companies confront. His diverse professional skill set, including finance (having served as CFO of Morrison Knudsen) and legal competencies (such as enterprise risk management, corporate compliance and legal strategy), make him a valuable member of the Board, the Audit Committee (where he is the Chair) and the Finance Committee. Mr. Hanks' experience as a Chief Executive Officer and Chief Financial Officer of a publicly-held company qualifies him as an "audit committee financial expert."



MICHAEL F. HILTON

AGE: 64

Director since 2015

Recent Business Experience:
President and Chief Executive Officer of Nordson Corporation (a company that engineers, manufactures and markets differentiated products and systems used for the precision dispensing of adhesives, coatings, sealants, biomaterials, polymers, plastics and other materials, fluid management, test and inspection, UV curing and plasma surface treatment), since 2010. Prior to joining Nordson, Mr. Hilton was the Senior Vice President and General Manager for Air Products and Chemicals, Inc. (a company that provides a unique portfolio of atmospheric gases, process and specialty gases, performance materials, and equipment and services) with specific responsibility for leading its $2 billion global Electronics and Performance Materials segment. Air Products serves customers in industrial, energy, technology and healthcare markets globally.

Directorships:
Ryder System, Inc. (NYSE: R) since 2012, Nordson Corporation (Nasdaq: NDSN) since 2010.

Qualifications:
With over 30 years of global manufacturing experience, Mr. Hilton brings to the Board an intimate understanding of management leadership, strategy development and day-to-day operations of a multi-national company, including product line management, new product technology, talent development, manufacturing, distribution and other sales channels, business processes, international operations and global markets expertise. This experience makes Mr. Hilton a valued member of the Audit Committee and the Nominating and Corporate Governance Committee.

DIRECTOR NOMINEES



G. RUSSELL LINCOLN

AGE: 72

Director since 1989

Recent Business Experience:
President of N.A.S.T. Inc. (a personal investment firm), since 1996. Prior to joining N.A.S.T. Inc., Mr. Lincoln served as the Chairman and Chief Executive Officer of Algan, Inc.

Qualifications:
As an entrepreneurial businessman with experience, including 25 years running a $50 million business, Mr. Lincoln understands business risk and the importance of hands-on management. As the grandson of James F. Lincoln and as a long-term trustee, Mr. Lincoln provides the Board with his historic perspective on the Company's unique culture and especially its incentive management system. His leadership role and his investment experience serve Lincoln Electric well as a member of the Audit Committee and Finance Committee.



KATHRYN JO LINCOLN

AGE: 64

Director since 1995

Recent Business Experience:
Chair and Chief Investment Officer of the Lincoln Institute of Land Policy (a leading educational institution teaching land economics and taxation). She has held this position since 1996, and in her role as Chief Investment Officer currently manages and directs all aspects of the Institute's $550 million endowment. In her role as Chair, she is responsible for all Board development and governance and takes a leadership position in strategic planning. From 1999 through 2006, Ms. Lincoln previously served as President of the Lincoln Foundation, the non-profit foundation that supported the Lincoln Institute until the two entities merged in 2006.

Directorships:
Advisory Board Member of the Johnson Bank, Arizona Region since 2006, and Board member of Johnson Bank Arizona, N.A. from 2001 to 2006. Co-Chair of the International Center for Land Policy Studies and Training in Taiwan.

Qualifications:
Ms. Lincoln's leadership experience with the Lincoln Institute, where she plays a crucial role in strategic planning and asset allocation, as well as her extensive experience with the Chautauqua Institution in New York, a major Arizona health care provider, and an international non-profit organization related to land use and policy, make Ms. Lincoln a valuable contributor to a well-rounded Board. Ms. Lincoln serves as a member of the Compensation and Executive Development Committee and as Chair of the Nominating and Corporate Governance Committee. In addition, as a Lincoln family member and long-standing Director of Lincoln Electric, Ms. Lincoln has a keen sense of knowledge about Lincoln Electric, its culture and the founding principles.

DIRECTOR NOMINEES

WILLIAM E. MACDONALD, III



AGE: 72

Director since 2007

Recent Business Experience:
Former Vice Chairman of National City Corporation (a diversified financial holding company), a position he held from 2001 until his retirement in 2006, where he was responsible for its seven-state regional and national corporate banking businesses, the Risk Management and Credit Administration unit, Capital Markets and the Private Client Group. Mr. MacDonald joined National City in 1968 and, during his tenure, held a number of key management positions, including Senior Executive Vice President of National City Corporation and President and Chief Executive Officer of National City's Ohio bank.

Qualifications:
Mr. MacDonald brings experience in leading a large corporate organization with over 35,000 employees and structuring complex financing solutions for large and middle-market businesses to the Board and its Compensation and Executive Development Committee (where he is Chair) and Finance Committee. In addition to his expertise in economic issues, Mr. MacDonald appreciates the human resources and development challenges facing a global, publicly-traded company.

CHRISTOPHER L. MAPES



AGE: 57

Director since 2010

Recent Business Experience:
Chairman, President and Chief Executive Officer of Lincoln Electric. Mr. Mapes has served as President and Chief Executive Officer since December 31, 2012. On December 21, 2013, Mr. Mapes was appointed as Chairman of the Board in addition to his other responsibilities. From September 2011 to December 31, 2012, Mr. Mapes served as the Chief Operating Officer of Lincoln Electric. From 2004 to August 2011, Mr. Mapes served as an Executive Vice President of A.O. Smith Corporation (a global manufacturer with a water heating and water treatment technologies business, which has residential, commercial, industrial and consumer applications) and the President of its former Electrical Products unit. Prior to joining A.O. Smith, he was the President, Motor Sales and Marketing of Regal Beloit Corporation (a manufacturer of electrical and mechanical motion control products).

Directorships:
The Timken Company (NYSE: TKR) since 2014.

Qualifications:
As an experienced executive officer of Lincoln Electric as well as other large, global public companies engaged in manufacturing operations for over thirty years, Mr. Mapes understands the manufacturing industry and the challenges of global growth. In addition to his business management experience, Mr. Mapes has an MBA and a law degree.

DIRECTOR NOMINEES



PHILLIP J. MASON

AGE: 68

Director since 2013

Recent Business Experience:
Former President of the Europe, Middle East & Africa Sector (EMEA Sector) of Ecolab, Inc. (a leading provider of food safety, public health and infection prevention products and services), a position he held from 2010 until his retirement in 2012. Prior to leading Ecolab's EMEA Sector, Mr. Mason had responsibility for Ecolab's Asia Pacific and Latin America businesses as President of Ecolab's International Sector from 2005 to 2010 and as Senior Vice President, Strategic Planning in 2004.

Directorships:
GCP Applied Technologies (NYSE: GCP). GCP Applied Technologies was spun off from W.R. Grace & Co. as of February 3, 2016.

Qualifications:
Mr. Mason has over 35 years of international business experience with experience in establishing businesses in China, South Korea, Southeast Asia, Brazil, India, Russia, Africa and the Middle East. Mr. Mason's executive leadership of an international business sector for a U.S. publicly-held company provides him with extensive international business expertise, including starting, developing and growing businesses abroad in both mature and emerging markets, and in a business-to-business environment, including industrial sectors. Additionally, he brings a strong finance and strategic planning background, including merger and acquisition experience, along with significant experience working with and advising boards on diverse issues confronting companies with international operations. Mr. Mason brings experience in international business to the Finance Committee (where he is Chair) and the Compensation and Executive Development Committee.



BEN P. PATEL

AGE: 51

Director since 2018

Recent Business Experience:
Senior Vice President and Chief Technology Officer of Tenneco, Inc. (a manufacturer of automotive emission control and ride control products and systems). Since joining Tenneco in 2011, Mr. Patel has held roles leading regional advanced technology development to establishing a global research and development organization. Prior to joining Tenneco, Mr. Patel held numerous positions with increasing responsibility, including senior scientist, at the General Electric Company during his thirteen-year tenure with the organization.

Qualifications:
Mr. Patel has over 20 years of experience serving with publicly-traded, global products and technology companies. Mr. Patel has broad expertise in material science, automation and "smart" systems, as well as extensive research and development experience. Mr. Patel has been a leader in global innovation and research initiatives. This lends tremendous support to our focus on being an innovation leader in our industry and our advanced manufacturing growth strategy, which helps customers identify value and efficiencies in their welding and cutting operations. Mr. Patel in an important member of the Audit and Nominating and Corporate Governance Committees.

DIRECTOR NOMINEES



HELLENE S. RUNTAGH

AGE: 70

Director since 2001

Recent Business Experience:
Former President and Chief Executive Officer of the Berwind Group (a diversified pharmaceutical services, industrial manufacturing and real estate company), a position she held in 2001. From 1997 through 2001, Ms. Runtagh was Executive Vice President of Universal Studios (a media and entertainment company). Prior to joining Universal Studios, Ms. Runtagh spent 27 years at General Electric Company (a diversified industrial company) in a variety of leadership positions.

Directorships:
Former member of the Board of Directors of Harman International Industries, Inc. from 2008 to 2017, NeuStar, Inc. from 2006 to 2017, IKON Office Solutions Inc., Avaya Inc. and Covad Communications Groups.

Qualifications:
Ms. Runtagh has over 30 years of experience in management positions with global companies. Ms. Runtagh's responsibilities in management have ranged from marketing and sales to finance, as well as engineering and manufacturing. Ms. Runtagh's diverse management experience, including growing those businesses while maintaining high corporate governance standards, and her extensive experience as a director of public companies, make her well-positioned for her role as a Director, member of the Compensation and Executive Development Committee and member of the Nominating and Corporate Governance Committee.

CORPORATE GOVERNANCE

Governance Framework

At Lincoln Electric, we are committed to effective corporate governance and high ethical standards. We adhere to our ethical commitments in every aspect of our business, including our commitments to each other, in the marketplace and in the global, governmental and political arenas. These commitments are spelled out in our Code of Corporate Conduct and Ethics, which applies to all of our employees (including our principal executive and senior financial officers) and Directors.

We encourage you to visit our website where you can find detailed information about our corporate governance programs/policies including:

- Code of Corporate Conduct and Ethics
- Governance Guidelines
- Charters for our Board Committees
- Director Independence Standards

Corporate Governance Highlights

Board of Directors

- Our Board held five meetings in 2018
- During 2018, each of our Directors attended at least 75% of the total full Board meetings and meetings of committees on which he or she served during the time he or she served as a Director
- Size of Board—11
- Plurality vote with director resignation policy for failures to receive a majority vote in uncontested director elections
- Combined Chairman and CEO
- Lead Independent Director
- All Directors are expected to attend the Annual Meeting

Board Composition

- Number of independent Directors—10
- Diverse Board including different backgrounds, experiences and expertise, as well as balanced mix of ages and tenure of service
- Several current and former CEOs
- Audit Committee has multiple financial experts

Board Processes

- Independent Directors meet without management present
- Annual Board and Committee self-assessments
- Board orientation/evaluation program
- Governance Guidelines approved by Board
- Board plays active role in risk oversight
- Full Board review of succession planning

Board Alignment with Shareholders

- Annual equity grants align interests of Directors and officers with shareholders
- Annual advisory approval of executive compensation
- No poison pill
- Stock ownership requirements for Directors and officers

Compensation

- No employment agreements
- Executive compensation is tied to performance—85% of CEO target pay and 78% of all NEO target pay is performance-based (at risk)
- Anti-hedging and anti-pledging policies for Directors and officers
- Recoupment/clawback policy

Integrity and Compliance

- Code of Conduct for employees, officers and Directors
- Environmental, health and safety guidelines and goals, including long-term sustainability goals
- Annual training on ethical behavior

Our Board of Directors

Our Board oversees management in the long-term interest of Lincoln Electric and our shareholders. The Board's major responsibilities include:

- Overseeing the conduct of our business
- Reviewing and approving key financial objectives, strategic and operating plans and other significant actions
- Evaluating CEO and senior management performance and determining executive compensation
- Planning for CEO succession and monitoring management's succession planning for other key executives
- Establishing an appropriate governance structure, including appropriate Board composition and succession planning
- Overseeing enterprise risk management

How We Select Director Nominees

In evaluating Director candidates, including persons nominated by shareholders, the Nominating and Corporate Governance Committee expects that any candidate must have these minimum qualifications:

- Demonstrated character, integrity and judgment
- High-level managerial experience or experience dealing with complex problems
- Ability to work effectively with others
- Sufficient time to devote to the affairs of Lincoln Electric
- Specialized experience and background that will add to the depth and breadth of the Board
- Independence as defined by the Nasdaq listing standards
- Financial literacy

In evaluating candidates to recommend to the Board, including the Director nominees, the Nominating and Corporate Governance Committee also considers whether the candidate enhances the diversity of the Board. Such diversity includes professional background and capabilities, knowledge of specific industries and geographic experience, as well as race, gender and national origin.

Lincoln Electric is also committed to having Director candidates that can provide perspective on the industry challenges that we face and our long-term commitment to a pay for performance culture.

During 2018, two new directors were elected to the Board in light of two retirements from the Board. In February 2018, Mr. Ben Patel was elected to the Board and, in July 2018, Mr. Patrick Goris was elected to the Board. In recruiting Messrs. Patel and Goris, the Nominating and Corporate Governance Committee retained a recognized search firm to help identify director prospects, perform candidate outreach, assist in reference and background checks and provide other related services. In recruiting Mr. Patel, the Korn Ferry search firm was retained and in recruiting Mr. Goris, the Heidrick & Struggles search firm was retained. The recruiting process typically involves, and for these searches did involve, the search firm, the CEO or a member of the Nominating and Corporate Governance Committee (usually, the Chair) contacting the prospective director to gauge his or her interest and availability. The candidate will then meet with several members of the Board, including our Lead Director. At the same time, the search firm will contact references for the prospect. A background check is completed before a final recommendation is made to the Board to appoint a candidate to the Board.

In identifying Mr. Patel, the Board targeted senior executives who had experience in managing global businesses where the ability to drive collaborative technologies to various markets and global customers is a critical portion of the strategy. Experience in leadership and management of technologies, whether through exposure to automation capabilities, "internet of things" (IoT), internet-based marketing or data analytics, was a key focus for the search. Mr. Patel's technology-based experience at a global, publicly-traded company was determined to be a good fit for the Board and he was elected to the Board on February 21, 2018.

In identifying Mr. Goris, the Board targeted senior executives who had experience in managing the finance function in a large, global business. As the Chief Financial Officer of a publicly-traded company and with his extensive finance and accounting experience, Mr. Goris is considered an "audit committee financial expert." In addition, Mr. Goris' position as a senior executive at a global industrial automation and information solutions company provides him with broad exposure to digital operations and "smart" manufacturing solutions using data and analytics that enhance operational intelligence, productivity and risk management in manufacturing processes. These are key initiatives in our long-term strategic objectives. Accordingly, Mr. Goris was elected to the Board on July 19, 2018.

Shareholders may nominate one or more persons for election as Director of Lincoln Electric. The process for doing so is set forth in the FAQs section of this Proxy Statement.

Director Independence

Each of our non-employee Directors meets the independence standards set forth in the Nasdaq listing standards, which are reflected in our Director Independence Standards. To be considered independent, the Nominating and Corporate Governance Committee must affirmatively determine that the director has no material relationship with Lincoln Electric.

During 2018, the independent Directors met in regularly scheduled Executive Sessions in conjunction with each of the Board meetings. The Lead Director presided over these sessions.

Board Leadership

Our Chairman, President and CEO is responsible for planning, formulating and coordinating the development and execution of our corporate strategy, policies, goals and objectives. He is accountable for Lincoln Electric's performance and:

- reports directly to our Board;
- works closely with our management to develop our strategic plan;
- works with our management on transactional matters by networking with strategic relationships;
- promotes and monitors the Board's fulfillment of its oversight and governance responsibilities;
- encourages the Board to set and implement our goals and strategies;
- establishes procedures to govern our Board's work;
- oversees the execution of the financial and other decisions of our Board;
- makes available to all members of our Board opportunities to acquire sufficient knowledge and understanding of our business to enable them to make informed judgments;
- presides over meetings of our shareholders; and
- sets the agenda for, and presides over, Board meetings.

Mr. Mapes, our President and CEO, serves as Chairman in addition to his other responsibilities. Our Board believes having one individual serve as Chairman and CEO is beneficial to us because the dual role enhances Mr. Mapes' ability to provide direction and insight on strategic initiatives impacting us and our shareholders. The Board also believes the dual role is consistent with good corporate governance practices because it is complemented by a Lead Director.

Lead Director

Our Lead Director is appointed each year by the independent Directors and serves as a liaison between the Chairman of the Board and the independent Directors. The Lead Director collaborates with the Chairman, the Secretary and senior management on the format and adequacy of the information that Directors receive and on the effectiveness of the Board meeting process. The Lead Director acts independently of the Chairman to review and approve Board meeting agendas and schedules. The Lead Director also acts as a sounding board to the Chairman of the Board on key aspects of the business, and assists in promoting sound corporate governance practices. In addition, the Lead Director may call meetings of the independent Directors as he or she sees fit and presides over such meetings. During 2018, the independent Directors met in conjunction with each of the Board meetings. The Lead Director may also speak on behalf of Lincoln Electric, as the Board determines necessary.

Mr. Curtis Espeland currently serves as our Lead Director, a position he has held since the 2018 Annual Meeting.

Board Role in Enterprise Risk Management

In the ordinary course of business, we face various strategic, operating and compliance risks. Our enterprise risk management process seeks to identify and address risks to the organization. Our Board oversees the management of these risks on an enterprise-wide basis, and the Lead Director promotes our Board's engagement in this process. A fundamental part of the process is to understand the Company's risks, and to provide oversight as to how management is addressing these risks. The full Board reviews with management its process for enterprise risk management. In addition, the Audit Committee is charged with overseeing the Company's risk assessment and management process each year, including ensuring that management has instituted processes to identify critical risks and has developed plans to manage such risks.

The Company maintains a risk management review process where risk is assessed throughout our entire organization, and is reported to a corporate risk committee comprised of members of our various business units and control functions. Each year, the committee identifies critical risks to the organization and those that are determined to be "high priority" risks are reported to the executive management committee and the Audit Committee. Thereafter, "high priority" risks are assigned, as appropriate, to various Board Committees, or to the Board as a whole, for further review, analysis and development of appropriate plans for management and mitigation. The Board also has broad oversight with respect to the Company's strategic planning process, including reviewing the steps taken to develop strategic plans and approving the final plans.

COMPENSATION-RELATED RISK

We regularly assess risks related to our compensation and benefit programs, including our executive compensation programs, and our Compensation and Executive Development Committee is actively involved in those assessments. In addition, Willis Towers Watson, a compensation consultant engaged by management, has provided a risk assessment of our executive compensation programs in the past. Although we have a long history of pay for performance and incentive-based compensation, we believe our compensation programs contain many mitigating factors to ensure that our employees are not encouraged to take unnecessary risks.

As a result of all these efforts, we do not believe the risks arising from our executive compensation policies and practices are reasonably likely to have a material adverse effect on Lincoln Electric.

RELATED PARTY TRANSACTIONS

Any related party transactions concerning Lincoln Electric and any of its Directors, officers or other employees (or any of their immediate family members) are to be disclosed to and approved by the Chief Compliance Officer and the Audit Committee. We define "related party transactions" generally as transactions in which the self-interest of the employee, officer or Director may be at odds or conflict with the interests of Lincoln Electric, such as doing business with entities that are or may be controlled or significantly influenced by such persons or their immediate family members. Our related party transaction policies can be found in our Code of Corporate Conduct and Ethics, as well as the Audit Committee Charter, both of which are available on our website at www.lincolnelectric.com in the Investor Relations section.

In February 2019, the Audit Committee considered and approved a related party transaction involving P&R Specialty, Inc., a supplier to Lincoln Electric. Greg D. Blankenship, the brother of George D. Blankenship, is the sole stockholder and President of P&R Specialty, Inc. During 2018, we purchased approximately $2.5 million worth of products from P&R Specialty in ordinary course of business transactions. George D. Blankenship has no ownership interest in or any involvement with P&R Specialty. We believe that the transactions with P&R Specialty were, and are, on terms no less favorable to us than those that could have been obtained from unaffiliated parties.

OUR BOARD COMMITTEES

We have separately designated standing Audit, Compensation and Executive Development, and Nominating and Corporate Governance Committees established in accordance with applicable provisions of the Securities Exchange Act of 1934 (the "Exchange Act") and Securities and Exchange Commission ("SEC") and Nasdaq rules. The Board also has designated a standing Finance Committee. The number of meetings held by each committee during 2018 is set forth below.

	Audit	Compensation & Executive Development	Nominating & Corporate Governance	Finance
Number of Committee Meetings	6	6	5	5

The following summaries set forth the principal responsibilities of each of the Board's separately designated standing committees, as well as other information regarding their makeup and operations. A copy of each committee's charter may be found on our website at www.lincolnelectric.com.

Audit Committee

Members
Messrs. Hanks (Chair),
Espeland, Goris, Hilton, Lincoln and Patel

- Appoints and determines whether to retain or terminate the independent auditors
- Approves all audit engagement fees, terms and services
- Approves any non-audit engagements with the independent auditors
- Reviews and discusses the independent auditors' quality control
- Reviews and discusses the independence of the auditors, the audit plan, the conduct of the audit and the results of the audit
- Reviews and discusses with management Lincoln Electric's financial statements and disclosures, its interim financial reports and its earnings press releases

- Reviews with our General Counsel legal matters that might have a significant impact on our financial statements
- Oversees compliance with our Code of Corporate Conduct and Ethics, including annual reports from compliance officers
- Reviews with management the appointment, replacement, reassignment or dismissal of the Senior Vice President, Internal Audit, the internal audit charter, internal audit plans and reports
- Reviews with management the adequacy of internal control over financial reporting
- Oversees risk assessment and risk management

Each of the members of our Audit Committee meets the independence standards set forth in the Nasdaq listing standards and have likewise been determined by the Board to have the financial competency required by the listing standards. In addition, because of the professional training and past employment experience of Messrs. Hanks, Espeland, Goris and Hilton, the Board has determined that they are financially sophisticated Audit Committee Members under the Nasdaq listing standards and qualify as "audit committee financial experts" in accordance with SEC rules. Shareholders should understand that the designation of Messrs. Hanks, Espeland, Goris and Hilton as "audit committee financial experts" is a disclosure requirement and that it does not impose upon them any duties, obligations or liabilities that are greater than those generally imposed on them as members of the Audit Committee and the Board.

Compensation and Executive Development Committee

Members
Messrs. MacDonald, III (Chair)
and Mason, Ms. Lincoln and Ms. Runtagh

- Reviews and recommends to the Board total compensation of our CEO and reviews and establishes total compensation of our other executive officers
- Annually assesses with the Board the performance of our CEO and annually assesses the performance of our other executive officers
- Monitors our key management resources, structure, succession planning, development and selection processes and the performance of key executives
- Reviews and recommends to the Board, in conjunction with the Nominating and Corporate Governance Committee, the appointment and removal of our elected officers

- Has oversight for our employee stock and incentive plans and reviews, approves or otherwise makes recommendations to the Board concerning our employee benefit plans
- Reviews and recommends to the Board new or amended executive compensation plans with our executive officers

Each of the members of our Compensation and Executive Development Committee meets the independence standards set forth in the Nasdaq listing standards and each of whom is deemed to be (1) an outside Director within the meaning of Section 162(m) of the U.S. Internal Revenue Code, and (2) a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act. As part of the independence evaluation, the Board must consider all factors relevant to whether the Director has a relationship to the Company that is material to his or her ability to be independent, including the Director's source of compensation and whether the Director is affiliated with the Company. None of the members of the Compensation and Executive Development Committee were determined to have an affiliation or source of income that was material to his or her ability to be independent.

Nominating and Corporate Governance Committee

Members

Ms. Lincoln (Chair),
Messrs. Goris, Hilton, Patel and Ms. Runtagh

- Reviews external developments in corporate governance matters, and develops and recommends to the Board corporate governance principles for Lincoln Electric
- Identifies and evaluates Board member candidates and is responsible for director succession planning
- Reviews director compensation, benefits and expense reimbursement programs
- Reviews periodically the quality, sufficiency and currency of governance information furnished to the Board by management
- Reviews and advises on shareholder proposals and engagement
- Leads our Board and Committees in annual reviews of their performance
- Assesses Director independence

Each of the members of our Nominating and Corporate Governance Committee meets the independence standards set forth in the Nasdaq listing standards.

Finance Committee

Members

Messrs. Mason (Chair),
Espeland, Hanks, Lincoln and MacDonald, III

- Reviews financial performance, including comparing our financial performance to budgets and goals
- Reviews capital structure issues, including dividend and share repurchasing policies
- Reviews our financial operations
- Reviews our capital expenditures
- Oversees strategic planning and financial policy matters
- Reviews pension plan funding and plan investment management performance

Each of the members of our Finance Committee meets the independence standards set forth in the Nasdaq listing standards. All of our Directors typically attend the Finance Committee meetings, a practice that has been in place for the past several years.

DIRECTOR COMPENSATION //

OUR BOARD COMPENSATION PROGRAM

Based upon the recommendations of the Nominating and Corporate Governance Committee, the Board determines our non-employee Director compensation. The Nominating and Corporate Governance Committee periodically reviews the status of Board compensation in relation to other comparable companies, trends in Board compensation and other factors it deems appropriate. In connection with its review in 2018, with Korn Ferry as an independent advisor, the Nominating and Corporate Governance Committee made certain adjustments to Board compensation to better align with our peer group. As a result of that review, in October 2018, the Board approved granting equity in the form of restricted stock units (RSUs) instead of restricted shares, and approved amending the Non-Employee Directors' Deferred Compensation Plan to allow for the deferral of RSUs, in addition to cash compensation. The objectives of our non-employee Director compensation programs are to attract highly qualified and diverse individuals to serve on our Board and to align their interests with those of our shareholders. An employee of Lincoln Electric who also serves as a Director does not receive any additional compensation for serving as a Director.

All non-employee Directors receive cash retainers and an annual stock-based award for serving on our Board. Stock-based compensation is provided under our 2015 Stock Plan for Non-Employee Directors. Below is a summary of our Director compensation program:

		Board Level	Lead Director	Committee Chairs
Cash	Retainer	$ 80,000	Additional $25,000	Additional $18,000 for Audit $13,000 for Compensation and Executive Development $10,000 for Finance and Nominating and Corporate Governance
	Meeting Fees[1]	–	–	–
Equity	Annual Restricted Stock Unit Award "approx. value"[2]	$125,000	–	–
	Initial Restricted Stock Unit Award "approx. value"[3]	$125,000	–	–

[1] We do not have separate meeting fees, except if there are more than eight full Board or Committee meetings in any given year, Directors will receive $1,500 for each full Board meeting in excess of eight meetings and Committee members will receive $1,000 for each Committee meeting in excess of eight meetings in total.

[2] Directors have the ability to defer restricted stock units under the Non-Employee Directors' Deferred Compensation Plan. Prior to October 2018, the annual stock-based award was in the form of restricted stock.

[3] The initial award will be pro-rated based on the Director's length of service during the twelve-month period preceding the next regularly scheduled annual equity grant, which normally occurs in the fourth quarter of each year. Prior to October 2018, the initial stock-based award was in the form of restricted stock.

Director Compensation Table

Director	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation	Total
Curtis E. Espeland[2]	$ 115,514[4]	$124,948	—	$240,462
Patrick P. Goris[3]	36,087[4]	175,270	—	211,357
David H. Gunning[3]	31,731	—	—	31,731
Stephen G. Hanks[2]	92,000	124,948	—	216,948
Michael Hilton	80,000	124,948	—	204,948
G. Russell Lincoln	80,000	124,948	—	204,948
Kathryn Jo Lincoln	90,000[4]	124,948	—	214,948
William E. MacDonald, III	93,000	124,948	—	217,948
Phillip J. Mason[2]	82,500	124,948	—	207,448
Ben P. Patel[3]	68,667	225,897	—	294,564
Hellene S. Runtagh	80,000	124,948	—	204,948
George H. Walls, Jr.[3]	24,176[4]	—	—	24,176

[1] On December 13, 2018, 1,542 restricted stock units were granted to each non-employee Director under our 2015 Stock Plan for Non-Employee Directors. For Mr. Goris, 549 shares of restricted stock were also granted to him in July 2018 upon his initial election to the Board. For Mr. Patel, 1,113 shares of restricted stock were also granted to him in February 2018 upon his initial election to the Board.

The Stock Awards column represents the grant date fair value under Accounting Standards Codification (ASC) Topic No. 718 based on a closing price of $81.03 per share on December 13, 2018, and, with respect to the awards granted to Mr. Goris and Mr. Patel, a closing price of $91.66 per share on July 19, 2018 and $90.70 per share on February 21, 2018, respectively. Assumptions used in the calculation of these amounts are included in footnote 10 to our audited financial statements for the fiscal year ended December 31, 2018 included in our Annual Report on Form 10-K filed with the SEC on February 27, 2019.

As of December 31, 2018, the aggregate number of shares of restricted stock held by each non-employee Director was 1,347 shares, except for Mr. Goris, who held 549 shares of restricted stock and Mr. Patel, who held 1,113 shares of restricted stock. As of December 31, 2018, the aggregate number of restricted stock units held by each non-employee Director was 1,542.

[2] Mr. Espeland was appointed Lead Director on April 19, 2018, following Mr. Gunning's retirement from the Board. Due to Committee Chair rotations in July 2018, the Audit Committee Chair retainer amounts are prorated for Messrs. Espeland and Hanks, and the Finance Committee Chair retainer amounts are prorated for Messrs. Hanks and Mason.

[3] Messrs. Gunning and Walls resigned from the Board on April 19, 2018, the date of our 2018 Annual Meeting in accordance with our Governance Guidelines due to each attaining the age of 75 prior to such meeting. Mr. Patel was elected to the Board on February 21, 2018 and Mr. Goris was elected to the Board on July 19, 2018.

[4] All of Messrs. Espeland's and Walls' and Ms. Lincoln's Board fees were deferred, as well as $20,000 of Mr. Goris' Board fees were deferred, under our Non-Employee Directors' Deferred Compensation Plan.

Other Arrangements

We reimburse Directors for reasonable out-of-pocket expenses incurred in connection with attendance at Board meetings, or when traveling in connection with the performance of their services for Lincoln Electric.

Continuing Education

Directors are reimbursed ($5,000 is used as a guideline) for continuing education expenses (inclusive of travel expenses) for programs each Director may elect to attend.

Stock Ownership Guidelines

In keeping with the philosophy that Directors' interests should be aligned with the shareholders' and as part of the Board's continued focus on corporate governance, all of our non-employee Directors must adhere to our stock ownership guidelines. Restricted stock awards and restricted stock unit awards count toward the stock ownership guidelines; common shares underlying stock options and shares held in another person's name (including a relative) do not. The stock ownership guidelines can be met by satisfying one of the two thresholds noted in the chart below. As of December 31, 2018, all of our non-employee Directors had satisfied the stock ownership guidelines, with the exception of Mr. Goris and Mr. Patel due to their recent election to the Board in 2018. Directors have five years from the date of election to the Board to satisfy the stock ownership guidelines. The Nominating and Corporate Governance Committee reviews the guidelines at least every two-and-a-half years to ensure that the components and values are appropriate—a review was conducted during 2017, with the assistance of Korn Ferry as an independent advisor, and it was determined that the guidelines should be adjusted to better align with our peer group. The next review is anticipated to occur in 2019.

Retainer Multiple		Number of Shares
Shares valued at 5x annual Board retainer ($400,000)	OR	4,368*

* *Represents shares equal to $400,000 based on the closing price of Lincoln Electric stock as of December 29, 2017 (the last trading day of the calendar year) of $91.58.*

Equity Awards

The 2015 Stock Plan for Non-Employee Directors is the vehicle for the annual and initial grants of stock-based awards.

Under the terms of the awards, shares of restricted stock and restricted stock unit awards vest in full one year after the date of grant, with accelerated vesting in the event of a change in control of Lincoln Electric if the Director's service is terminated or if the award is not assumed upon the change in control, or upon the death or disability of the Director. Shares of restricted stock also provide for accelerated vesting of a pro-rata portion of the award upon retirement based on the Director's length of service during the 1-year term. During the period in which the shares of restricted stock remain forfeitable, dividends are paid to the Directors in cash. During the period in which restricted stock units remain unvested, dividend equivalents accrue and will pay out in cash upon vesting of the underlying award.

Deferred Compensation Plan

Adopted in 1995, the Non-Employee Directors' Deferred Compensation Plan allows the non-employee Directors to defer payment of all or a portion of their annual cash compensation. Amended in 2018, the plan also allows non-employee Directors to defer restricted stock units granted to them. This plan allows each participating non-employee Director to elect to begin payment of the deferred amounts as of the earlier of termination of services as a Director, death or a date not less than one full calendar year after the year the fees are initially deferred.

The investment elections available under the plan for cash compensation deferred are the same as those available to executives under our Top Hat Plan, which is discussed below in the narrative under 2018 Deferred Compensation Benefits. RSU deferrals are invested solely in a Lincoln Electric Stock fund, and no other plan deferrals are eligible for investment into that fund.

Our long-term strategy is focused on key actions and initiatives that generate long-term profitable growth within our targeted markets through value-added solutions and operational excellence. We believe this approach engages our business team in creating a long-term value proposition for shareholders that generates above-market returns through an economic cycle while maintaining a short-term focus on improving profitability and driving operating excellence. More information on our business and strategy can be found in the "Business Overview" section at the beginning of this Proxy Statement.

The Compensation Discussion and Analysis (CD&A) describes our executive compensation programs and how they apply to our NEOs.

2018 Named Executive Officers (NEOs)

Name	Title
Christopher L. Mapes	Chairman, President and Chief Executive Officer
Vincent K. Petrella	Executive Vice President, Chief Financial Officer and Treasurer
George D. Blankenship	Executive Vice President, President, Americas Welding
Steven B. Hedlund	Executive Vice President, President, International Welding
Jennifer I. Ansberry	Executive Vice President, General Counsel and Secretary

The CD&A contains statements regarding future performance targets and goals. These targets and goals are disclosed in the context of our compensation programs and should not be understood to be statements of management's expectations or estimates of results or other guidance. We caution investors not to apply these statements in other contexts.

Executive Compensation Table of Contents

EXECUTIVE COMPENSATION //

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

Our approach to executive compensation is generally the same as our approach to employee-wide compensation, with a strong belief in pay for performance and a long-standing commitment to incentive-based compensation.

While maintaining our performance-driven culture, our executive compensation program is designed to achieve the following objectives:

- Incentivize our executives to deliver above-market financial results;
- Align management interests with the long-term interests of our shareholders;
- Define performance drivers which support key financial and strategic business objectives;
- Address specific business challenges; and
- Maintain good governance practices in the design and operation of our executive compensation programs, including consideration of the risks associated with those practices.

OVERVIEW

- We maintain a performance-driven culture, with **pay for performance** compensation programs
- **85% of CEO target pay was "at risk"** and, on average, 78% of all NEO target pay was "at risk"
- Of the shareholders who voted on "say-on-pay," 98% **voted for** the compensation of our NEOs at last year's Annual Meeting
- Mindful of our shareholders' strong support, we have retained our general approach and **emphasis on incentive compensation**

Key Financial Performance

We have a strong track record of delivering increased value to our shareholders and we have typically delivered above-market performance across various financial metrics over many economic cycles. Our long-term strategy seeks to achieve profitable sales growth both organically and through acquisitions by emphasizing value-added solutions and differentiated technologies to our mix. We anticipate this strategy will yield improved profit margins and returns, and will generate best-in-class financial performance measured against our peer group.

In 2018, sales increased approximately 15% to $3.0 billion from 6.7% organic growth and 9% primarily from our acquisition of Air Liquide Welding, which substantially increased our European business. Our strategic emphasis on improving our mix, mitigating inflation, achieving operational excellence and maintaining diligent cost management resulted in operating income growth, double-digit percent earnings per share growth, strong operating working capital and cash flows and a solid return on invested capital. Highlights include:

- Reported operating income margin was 12.4%. Excluding special items, Adjusted operating income margin was 13.4% reflecting strong organic sales growth, including effective price management to mitigate inflation;
- Cash flow from operations of $329 million;
- Average operating working capital (AOWC) to net sales ratio of 16.5%;
- ROIC of 20.7%; and
- Cash returned to shareholders of $304 million—through an 11.4% increase in the dividend payout rate and $202 million in share repurchases.

2018 Diluted earnings per common share (EPS) was $4.37, including special item after-tax net charges of $0.45 per diluted share. On an adjusted basis, 2018 EPS increased 27.2% to $4.82, as compared with $3.79 in 2017.

We continued to pursue the development of innovative solutions and acquisitions. In 2018, we increased R&D spend by 13%, which represents approximately 1.8% of revenue. Our investments in innovation generated a sales vitality index from new products launched in the last five years of 34%, and we achieved a 52% vitality index in equipment systems. The vitality index represents the percent of sales from new products launched in the last five years, excluding the International Welding Segment.

Financial Measures Used For Compensation Purposes
We consider various types of widely reported financial metrics, each of which is related to our executive compensation programs in some way. Some of these financial metrics directly impact our executive compensation programs, while others are the closest approximation to the metrics that we use in our programs. We believe that all of these financial metrics are critical to the short-term and long-term growth and performance of our organization.

Short-term financial metrics used to evaluate operational performance and used in our annual bonus design are:

- Adjusted earnings before interest, taxes and bonus (EBITB), and
- Average operating working capital to net sales ratio (AOWC/Sales) for compensation purposes.

The following charts illustrate our performance in these or comparable metrics.



Adjusted Operating Income[1]
Representative of EBITB [$ in millions]

'14	'15	'16	'17	'18
$418	$372	$318	$353	$405

AOWC/Sales for Compensation Purposes[2]

'14	'15	'16	'17	'18
22.9%	21.9%	21.2%	19.8%	21.7%

[1] *Excluding special items where applicable. Definitions and a reconciliation of non-GAAP results to our most closely comparable GAAP results are included in Appendix A.*

[2] *See Appendix A for definitions of AOWC/Sales for Compensation Purposes.*

Financial metrics considered in long-term compensation programs include:

- Growth of Adjusted Net Income for Compensation Purposes (over a three-year cycle),
- Three-year average ROIC for Compensation Purposes indexed to peer performance, and
- Share price appreciation, including dividends (TSR), versus various indices over a three-year period.

The following tables illustrate Lincoln Electric's Adjusted Net Income for Compensation Purposes, ROIC for Compensation Purposes and TSR performance. ROIC for Compensation Purposes and TSR results are compared to our peer group, S&P 400 Midcap Index (in which we participate), S&P 400 Midcap Manufacturing Index and the S&P 500 Index. The ROIC for Compensation Purposes and TSR percentile rankings show the position of our financial results compared to the particular group, with a 50th percentile ranking indicating median (or market) performance. Percentiles below 50 indicate below-market performance, while percentiles above 50 indicate above-market performance. Information is based on the most recently available public information (as accumulated by an independent third party), as of January 2019 when the analysis was performed.



Adjusted Net Income for Compensation Purposes[1]

($ in millions)

3 Year Performance '18 v. '15 21.7%
$302
$256
$218
$248
$311
'14
'15
'16
'17
'18

Return on Invested Capital for Compensation Purposes[1]

19.8%
15.7%
16.0%
15.1%
18.1%
'14
'15
'16
'17
'18

3-Year Average ROIC for Compensation Purposes[1,2] Performance and Percentile Rank to Peers and Select Indices

14.9%
10.2%
6.9%
8.5%
Lincoln Electric
Peers
S&P Midcap 400
S&P Midcap 400 Mfg

3-Year (2016-2018) TSR Performance Percentile Rank to Peers and Select Indices[1]

77th
74th
77th
73rd
Peers
S&P 500
S&P Midcap 400
S&P Midcap 400 Mfg

3-Year (2016–2018) Average ROIC[1,2] Performance Percentile Rank to Peers and Select Indices

Peers	S&P Midcap 400	S&P Midcap 400 Mfg
77th	84th	82nd

(1) Excludes certain items as approved by the Compensation and Executive Development Committee where applicable. See discussion and definitions on page 45 in the "Long-Term Incentive Plan (LTIP)" section in Performance Measures and in Appendix A.

(2) As of September 30, 2018.

3- and 5-Year Total Shareholder Return

The following charts compare the change in the cumulative total shareholder return on our common stock against the cumulative total shareholder return of the S&P Composite 500 Stock Index (S&P 500) and the S&P 400 Midcap Index (S&P 400) for the three-year and five-year periods ending December 31, 2018. The charts assume that $100 was invested at the beginning of each period in each of our common stock, the S&P 500 and the S&P 400 and assumes dividends were reinvested.



Cumulative Indexed Total Shareholder Returns (TSR)

3-Year TSR			5-Year TSR		
$160	$130	$125	$121	$150	$134
LECO	S&P 500	S&P 400	LECO	S&P 500	S&P 400

Pay for Performance, Objectives and Process

In designing our executive compensation programs, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

To assess pay for performance, we evaluate the relationship between CEO pay and TSR performance considering the ISS methodology. This allows us to understand the relative degree of alignment over a three-year period between the pay opportunity delivered to the CEO and the performance achieved by shareholders relative to the ISS peer group. The ISS peer group for this analysis is comprised of 24 companies of which 11 companies overlap with our peer group. In conjunction with ISS resources, this analysis is performed by management's compensation consultant, Willis Towers Watson, which is reviewed by the Compensation and Executive Development Committee (the "Committee") and by its independent consultant, Korn Ferry.

In evaluating pay and performance alignment, the analysis focuses on CEO pay primarily as reflected in the Summary Compensation Table, with the exception of valuing equity-based awards. All stock-based awards (both time- and performance-vesting) are calculated by multiplying the number of underlying shares by the closing stock price on the grant date, and option awards are calculated using the ISS Black-Scholes option pricing model. This means that for us, the CEO is evaluated based on the following compensation elements for the applicable three-year period:

- Base pay;
- Annual EMIP bonus;
- The value of restricted stock units ("RSUs") granted (based on the closing price of our common stock as of the grant date);
- The value of performance shares ("PSUs") granted (based on the closing price of our common stock as of the grant date);

- The value of stock options granted (based on the ISS Black-Scholes pricing model as of the grant date);
- Actual nonqualified deferred compensation earnings; and
- All other compensation for the applicable three-year period.

As the chart below demonstrates, our TSR performance was above the median of the ISS peer group for the most recent three-year period. For the same period, CEO pay was also above the median. Comparing TSR performance with CEO pay for the 2016-2018 time frame resulted in a -1% relative degree of alignment. A medium concern level would be triggered using the 2019 ISS methodology with a relative degree of alignment greater than -40%.

**Lincoln Electric Holdings, Inc. Pay for Performance
3-Year CEO Pay Rank vs. 3-Year TSR Percentile Rank**



While we consider the ISS methodology in assessing pay for performance, we view it as one of the variables for evaluating pay for performance alignment. We have provided the ISS analysis in assessing pay for performance for investors that might be utilizing it in evaluating pay for performance.

2018 Executive Compensation Actions

During 2018, the Committee reviewed the design of our executive compensation programs to ensure consistency with our pay for performance philosophy. The Committee has taken a number of actions over the last few years to better align executive compensation to value drivers in line with our financial performance and shareholder interests. In 2018, the overall design of our executive compensation program was held consistent with the policies developed in prior years.

Good Governance Practices

In addition to our emphasis on above-market financial performance and pay for performance, we design our executive compensation programs to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of those governance practices are described in the Compensation-Related Risk portion of the Corporate Governance section above. Other such practices include:

What We Do		What We Don't Do	
Pay for Performance Focus (Compensation programs weighted heavily toward variable, "at risk," compensation; perform annual reviews of market competitiveness and the relationship of compensation to financial performance)	✔	No Guaranteed Pay (No multi-year guarantees for compensation increases, including base pay, and no guaranteed bonuses)	✘
Balanced Compensation (Compensation opportunities linked to both short-term and long-term periods of time, while aligning compensation with several financial performance metrics that are critical to achievement of sustained growth and shareholder value creation)	✔	No Repricing or Replacement of Underwater Stock Options without Prior Shareholder Approval	✘
Double Trigger Provisions for Change in Control	✔	No Payment of Dividends on Unvested Equity	✘
Stock Ownership Policy	✔	No Excessive Perquisites	✘
Clawback Policy (Applies to all recent incentive awards for officers)	✔	No Excise Tax Gross-Ups or Tax Reimbursements	✘
Independent Compensation Committee and Consultant	✔	No Hedging or Pledging of Lincoln Electric Stock	✘

Our Compensation Philosophy

Core Principles

Our executive compensation programs consist of four main components: (1) base pay, (2) annual bonus (EMIP), (3) long-term incentives and (4) benefits/perquisites, all of which are discussed in more detail below. Base pay is targeted at the 45th percentile of the competitive market (below market), while target total cash compensation (which includes an annual bonus that incorporates financial targets) is set at the 65th percentile of the market (above market). Long-term incentive compensation is set at the 50th percentile (at market), and is divided equally among three programs: (1) stock options, (2) restricted stock units (RSUs), and (3) a Performance Share LTIP. Although not targeted to a specific competitive level, we believe our benefits and perquisites, taken as a whole, are at the market median.

We use base pay and benefits to deliver a level of fixed compensation since our compensation programs are heavily weighted toward variable compensation. Therefore, fixed components, such as base pay, are generally below the competitive market for each position, while incentive-based compensation, such as annual bonuses, are set above the competitive market and require above market financial performance. However, because annual bonuses (EMIP) reward short-term operating performance and are paid in cash, our long-term incentive compensation programs are weighted more heavily toward rewards for share price appreciation and long-term profitability. To further align our realizable compensation with share price appreciation or depreciation, beginning in 2016, the cash portion of the long-term incentive plan was replaced with performance shares (PSUs). Individual performance also plays a key role in determining the amount of compensation delivered to an individual in many of our programs, with our philosophy being that the best performers should receive the greatest rewards. In addition, for 2018, as the charts below demonstrate, 85% of the CEO's compensation mix was "at risk" and 78% of the NEOs' compensation mix was "at risk."

The following is a summary of our 2018 executive compensation and how each component fits within our core principles:



CEO Target Compensation Mix

NEO Target Compensation Mix

The Roles of the Committee, External Advisors and Management

The Committee, which consists solely of non-employee Directors, has primary responsibility for reviewing, establishing and monitoring all elements of our executive compensation programs. The Committee is advised by its independent executive compensation consultant, Korn Ferry, and independent legal counsel. Management provides recommendations and analysis to the Committee, and is supported in those efforts by its own executive compensation consultant, Willis Towers Watson.

Role of the Committee

Compensation-Related Tasks	Organizational Tasks
Reviews, approves and administers all of our executive compensation plans, including our equity plans	Evaluates the performance of the CEO, including consideration of tone and embodiment of core values, with input from all non-employee Directors
Establishes performance objectives under our short-term and long-term incentive compensation plans[1]	Reviews the performance capabilities of the other executive officers, including consideration of tone and embodiment of core values, based on input from the CEO
Determines the attainment of performance objectives and the awards to be made to our executive officers under our short-term and long-term incentive compensation plans[1]	Reviews succession planning for officer positions, including the position of the CEO
Determines the compensation for our executive officers, including salary and short-term and long-term incentive opportunities[1]	Reviews proposed organization or responsibility changes at the officer level
Reviews compensation practices relating to key employees to confirm that these practices remain equitable and competitive	Reviews our practices for the recruitment and development of a diverse talent pool
Reviews new employee benefit plans or significant changes in such plans or changes with a disproportionate effect on our officers or primarily benefiting key employees	Retains the services of independent legal counsel from time to time to provide input on various matters

[1] The Board takes such action with respect to the CEO.

Role of External Advisors

Role of External Advisors (Korn Ferry)

- Independent executive compensation consultant for the Committee
- Advises on matters including competitive compensation analysis, executive compensation trends and plan design, peer group company configuration, competitive financial performance and financial target setting
- Reviews analysis and data collection prepared by management (particularly the CEO, the CFO and the Chief Human Resources Officer) and Willis Towers Watson
- Reports directly to the Chairperson of the Committee
- Meets with the Committee in executive session without the participation of management
- Discusses the CEO's recommendations with the Committee to ensure the compensation recommendations are in line with stated compensation philosophies and are reasonable when compared to the competitive market
- The Committee is not bound by Korn Ferry's recommendation
- Considering all relevant factors (as required by compensation consultant independence standards set forth in applicable SEC rules and Nasdaq listing standards), we are not aware of any conflict of interest that has been raised by the work performed by Korn Ferry

Role of External Advisors (Willis Towers Watson)

- Provides executive compensation and other services directly to management
- Performs data analysis on competitive compensation, competitive financial performance and financial target setting
- Provides analysis to Korn Ferry in advance to allow Korn Ferry to comment upon the findings and recommendations made by management

Role of CEO and Management

- Provides compensation-related recommendations to the Committee
- The CEO recommends the compensation for other executive management positions and provides the Committee with assessments of their individual performance (both of which are subject to Committee review)
- Performs individual performance assessments based on achievement of various financial and leadership objectives set by the CEO
- Receives suggestions from the Committee for modifications to financial and leadership objectives where warranted

Our Methodologies

Selection of Compensation Elements

As part of its annual review, the Committee evaluates whether changes in the philosophy or structure are warranted in light of emerging trends, business needs and/or financial performance. The Committee then uses competitive market data, performance assessments and management recommendations to set the pay components along the targets described above (for example, 45th percentile for base pay). Actual pay for executive management will generally fall within a range of these targets (plus or minus 20%). Absent significant increases due to promotion, increases for break-through individual performance or significant changes in the competitive market data, pay increases are generally in line with national trends.

Market Comparison Data

We collect competitive market compensation data from multiple nationally published surveys, from proxy data for a peer group of companies and from proxy data for companies in the S&P 400. Nationally published survey market compensation data is statistically determined (through regression analysis) to approximate our revenue size and aged to approximate more current data.

Peer Group

We use a peer group of publicly traded industrial companies that are headquartered in the U.S. that serve a number of different market segments and that have significant foreign operations. These are companies for which Lincoln Electric competes for talent and shareholder investment. In addition, we only select companies with solid historical financial results (removing companies from the peer group when their financial performance has consistently fallen below an acceptable level) and companies with sales that are within 2.5 times that of Lincoln Electric, with the exception of Illinois Tool Works (ITW), as ITW is a global competitor with its largest presence in the U.S. The Committee conducts an annual review of our peer group. As compared to our 2017 peer group, the Company modified its peer group by eliminating Rockwell Automation as its revenues were almost at the maximum of our guidelines and adding Snap-On, Inc., which is in the ISS peer group.

For 2018, our peer group consisted of the following 18 publicly traded industrial corporations:

Ametek Inc.	Flowserve Corporation	Kennametal Inc.	SPX Corporation
Carlisle Companies Incorporated	Graco Inc.	Nordson Corporation	The Timken Company
Colfax Corporation	IDEX Corporation	Regal Beloit Corporation	The Toro Company
Crane Co.	Illinois Tool Works Inc.	Roper Technologies, Inc.	
Donaldson Company, Inc.	ITT Inc.	Snap-On, Incorporated	

Executive Compensation Structure

Business Needs. The Committee's independent compensation consultant (Korn Ferry) assists in presenting information about emerging trends in executive compensation, along with Committee members' own reading and study. These trends are considered in light of our compensation philosophies and various business needs. Business needs that are evaluated can include: talent attraction or retention strategies, growth expectations, strategic programs, cost-containment initiatives, management development needs and our company culture. No single factor guides whether changes will be made. Instead, the Committee uses a holistic approach, considering a variety of factors.

Individual Performance. Individual performance is a significant factor in determining annual changes (up or down) to pay components. In addition, the annual bonus includes an individual performance component in determining the percentage of target to be paid (described below and as noted in the annual bonus (EMIP) matrix). Individual performance is measured against how well an executive demonstrates proficiency in key leadership competencies as well as the executive's achievement against objectives established for him or her at the beginning of the year. For the past three years, individual performance ratings for the annual bonus for officers have ranged from 110 to 130.

Pay for Performance Review. In determining whether changes will be made to the existing philosophy or structure and before setting compensation levels for the upcoming year, the Committee conducts its annual assessment of our financial performance and pay for performance (both of which are described above). These reviews are used to evaluate whether executive compensation is properly aligned with our financial performance.

Timing of Compensation Determination and Payouts

Base pay, annual bonus targets and long-term incentive awards are set at a regularly scheduled Committee meeting held in the first quarter of the year. Payout amounts for the annual EMIP (bonus), the Cash LTIP and Performance Share LTIP are determined after year-end, at the first available Committee meeting of the following year (normally in February) or a subsequent special meeting (normally in March), once final financial results are available. As mentioned above, beginning with the 2016 to 2018 performance cycle, the Performance Share LTIP replaced the Cash LTIP. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table when realized (at the end of the cycle) and compensation associated with the Performance Share LTIP is disclosed when granted (at the beginning of the cycle). Therefore, with respect to 2016 and 2017, compensation associated with the Cash LTIP and the Performance Share LTIP are both disclosed in the 2018 Summary Compensation Table.

Elements of Executive Compensation

Each compensation component for our NEOs is described below, with specific actions that were taken during 2018 noted. For 2018 compensation amounts, please refer to the Summary Compensation Table and other accompanying tables below.

Base Pay

Base salary is provided to our executives to compensate them for their time and proficiency in their positions, as well as the value of their job relative to other positions at Lincoln Electric. Base salaries are set based on the executive's experience, expertise, level of responsibility, leadership qualities, individual accomplishments and other factors. That being said, we aim to set base salaries at approximately the 45th percentile of the market (slightly below market) in keeping with our philosophy that greater emphasis should be placed on variable compensation.

2018 and 2019 Base Pay

During 2018, the Committee reviewed officer pay, including all NEOs, as compared to the market. The Committee approved certain increases in NEO base salaries as detailed below, bringing the base pay within the competitive framework.

NEO	Increase %	2018 Base Salary
C. L. Mapes	3%	$965,000
V. K. Petrella	3%	$500,000
G. D. Blankenship	0%	$500,000
S. B. Hedlund	5%	$395,000
J. I. Ansberry	21%	$394,000

The 2018 base salary increase for Ms. Ansberry is reflective of her recent promotion and bringing her base pay within the competitive framework. For 2019, the average base salary increase for the NEOs was 5.9%.

Annual Bonus (EMIP) and Total Cash Compensation

The Executive Management Incentive Plan (EMIP) provides executive officers, including the NEOs, with an opportunity to receive an annual cash bonus. We believe that, given base pay is below market, annual cash bonus opportunities should be above average to balance some of the risk associated with greater variable compensation. However, we also believe that above-market pay should only be available for superior individual and financial performance. Therefore, we target total cash compensation (base pay and target bonus) at the 65th percentile of the market, but use a structure that provides payments of above-average bonuses only where the individual's performance, that of the consolidated company and that of his or her particular segment or business unit warrant it.

ANNUAL BONUS (EMIP) MATRIX

The percentage of target bonus actually paid is based upon a matrix that takes into account financial performance and an executive's individual performance, interpolating the results to calculate the actual percentage paid. If either of these factors is not met, the percentage of target bonus paid is reduced, with the potential that no bonus will be paid. If either of these factors exceeds expectations, the percentage paid can be above the target amount. The 2018 EMIP matrix used is consistent with prior years.

2018 EMIP Matrix

Individual Performance Rating	Financial Performance							
	50%	60%	70%	80%	90%	100%	110%	120%
	Percentage Payout							
130	0	50%	80%	100%	130%	150%	160%	180%
120	0	40%	70%	90%	120%	135%	150%	160%
110	0	30%	60%	80%	110%	120%	140%	150%
100	0	20%	50%	60%	90%	100%	135%	145%
95	0	0	20%	50%	80%	90%	115%	125%
90	0	0	0	20%	50%	80%	100%	110%
85	0	0	0	0	20%	50%	60%	70%
80	0	0	0	0	0	20%	30%	50%
75	0	0	0	0	0	0	0	0

The Committee has discretion to approve EMIP payments outside of the strict application of this matrix. There were no such adjustments made for the 2018 EMIP payments for any NEO. EMIP payout determinations for the 2018 performance period were made in the first quarter of 2019.

Annual Bonus (EMIP) Financial Metrics

A portion of the EMIP financial component is based upon achievement of company consolidated financial performance against budget and another portion may be attributable to segment financial performance against budget, depending upon the individual's span of responsibility. By varying the financial metrics used based upon areas of responsibility, it is possible that certain participants will receive a higher percentage of target bonus while others will receive a lower percentage of target where the segment performance for one participant is better than the segment performance for the other. This is a key component of our pay for performance and incentive-based philosophies. For 2018, consolidated and most segment results were nearly at or above budgets.

2018 EMIP payouts for all officers ranged between 29% to 54% above target, with an average payout of 44% above the targeted amounts.

The following is a summary of the financial components used for 2018 for the NEOs:

2018 Annual Bonus (EMIP)—Financial Metrics Used

NEOs	Consolidated Results	Segment Results
Christopher L. Mapes—Chairman, President & CEO	100%	—
Vincent K. Petrella—EVP, CFO & Treasurer	100%	—
George D. Blankenship—EVP, President, Americas Welding	50%	50% Americas Welding
Steven B. Hedlund—EVP, President, International Welding	50%	50% International Welding
Jennifer I. Ansberry—EVP, General Counsel & Secretary	100%	—

EBITB. One of the EMIP financial metrics is the achievement of earnings before interest, taxes and the bonus referred to above (EBITB) as compared to budget. Since 2011, this metric accounts for 75% of the EMIP financial component. EBITB to budget has been used as the financial metric for the annual bonus since its inception in 1997 because it is an important indicator of profitability. Budgets are set aggressively (based on the local and global economic climate), at the beginning of the year, are reviewed by the Finance Committee of the Board and are approved by the full Board. The following is a summary of historical consolidated results:

Historical EBITB to Budget (Consolidated Results since 1997)

	Consolidated Results
Average	101%
Highest Level	141%[1]
Lowest Level	67%

[1] Capped in 2004 at 120%.

When performance goals are set, we believe that there is an equal probability of achieving EBITB to budget in any year, although the cyclical nature of our business may increase the probability in some years and decrease it in others. For 2018, the consolidated EBITB budget was set at $516.5 million and actual performance for 2018, as adjusted, measured at budgeted exchange rates, was $548.9 million, or an achievement of 106.3% of budget. The Americas Welding Segment EBITB budget was set at $423.1 million and actual performance for 2018, as adjusted, measured at budgeted exchange rates, was $441.5 million, or an achievement of 104.3% of budget. The International Welding Segment EBITB budget was set at $92.5 million and actual performance for 2018, as adjusted, measured at budgeted exchange rates, was $96.2 million or an achievement of 104.0% of budget.

AOWC/Sales for Compensation Purposes. Since 2007, a second EMIP financial metric, namely the achievement of budget for average operating working capital as compared to sales (AOWC/Sales for Compensation Purposes), has been used as a reflection of our commitment to improving cash flow. Since 2011, AOWC/Sales for Compensation Purposes has accounted for 25% of the EMIP financial component. The following is a summary of historical consolidated results:

Historical AOWC/Sales to Budget (Consolidated Results since 2007)

	Consolidated Results
Average	102%
Highest Level	111%
Lowest Level	88%

Like EBITB, we believe that there is an equal probability of achieving AOWC/Sales for Compensation Purposes to budget in any given year, although the cyclical nature of our business may increase the probability in some years and decrease it in others. For 2018, the consolidated AOWC/Sales for Compensation Purposes budget was set at 22.9% and actual performance for 2018, excluding businesses acquired during the year, was 21.7% or an achievement of 105.1% of budget. The Americas Welding Segment AOWC/Sales for Compensation Purposes budget was set at 16.3% and actual performance for 2018, excluding businesses acquired during the year, was 17.3%, or an achievement of 93.9% of budget. The International Welding Segment AOWC/Sales for Compensation Purposes budget was set at 31.1% and actual performance for 2018, excluding businesses acquired during the year, was 29.2%, or an achievement of 106.0% of budget.

2018 Annual Bonus (EMIP) and Total Cash Compensation

The 2018 EMIP annual bonus targets for the NEOs were established according to the principles discussed above. The 2018 EMIP targets for the NEOs placed their total targeted cash compensation (base pay and target bonus), on average, slightly below the 65th percentile of market.

In approving the 2018 EMIP payouts, the Committee assessed our EBITB performance and AOWC/Sales for Compensation Purposes performance against budget for consolidated and segments, as applicable. On average, 2018 EMIP payments for the NEOs were 11% higher than the 2017 payments and 49% above their 2018 target amounts, as shown below.

NEO	Target Award Opportunity	Target Award Opportunity as a % of Base Salary	Maximum Award Opportunity Based on Matrix	Actual Award	Actual Award as a % of Target
C. L. Mapes	$1,350,000	140%	$2,430,000	$2,057,400	152%
V. K. Petrella	$ 475,000	95%	$ 855,000	$ 729,600	154%
G. D. Blankenship	$ 450,000	90%	$ 810,000	$ 677,835	151%
S. B. Hedlund	$ 360,000	91%	$ 648,000	$ 518,796	144%
J. I. Ansberry	$ 306,000	78%	$ 550,800	$ 444,312	145%

2019 Annual Bonus (EMIP) and Total Cash Compensation
The 2019 EMIP targets for the NEOs, approved in the first quarter of 2019, were established by the Committee in consultation with Korn Ferry, based on our compensation philosophies as well as competitive market data as discussed above. The 2019 bonus targets reflect an increase from the 2018 target amounts of, on average 5.4%, for the NEOs. Even with the increases, the NEOs were still, on average, slightly below the 65th percentile on targeted total cash compensation.

Long-Term Incentives
We believe that long-term incentive opportunities should be provided to focus rewards on factors that deliver long-term sustainability and should be established at the median (or 50th percentile) of the market. We have targeted the median of the market, in keeping with our pay for performance philosophy, because we believe that superior long-term financial growth itself should be the main driver of above-market long-term incentive compensation. We also believe that different financial metrics help drive long-term performance. Therefore, we have established a structure for long-term incentives that combines several different long-term metrics, with the greatest emphasis placed on share appreciation and non-cash awards.

For 2018, our long-term incentive program is made up of three components: (1) stock options, (2) RSUs and (3) a Performance Share LTIP. The value of each is weighted equally. This provides an even balance with respect to the different attributes and timing associated with each type of award. Annual awards of all three components are made to EMIP participants, including the NEOs. Starting with the 2016 long-term incentive program, the Cash LTIP was replaced with a Performance Share LTIP.

Long-term incentive awards are set at regularly-scheduled Committee meetings held in the first quarter of the year. Payout amounts for the Performance Share LTIP are determined after year-end at the first available Committee meeting of the following year (normally in February) or a subsequent special meeting (normally in March), once final financial results are available. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table when realized (at the end of the cycle) and compensation associated with the Performance Share LTIP is disclosed when granted (at the beginning of the cycle). With respect to 2016 and 2017, compensation associated with the Cash LTIP and the Performance Share LTIP are both disclosed in the 2018 Summary Compensation Table and discussed in more detail below. The last year that the Cash LTIP paid out was 2017.

Stock Options
All EMIP participants (including the NEOs) and other senior leaders receive an annual stock option award. A total of 24 employees received stock options during our annual grant in February 2018. Stock options vest ratably over a three-year period.

Restricted Stock Units
All EMIP participants (including the NEOs) receive an annual RSU award. Recognizing that equity awards are a valuable compensation tool, we also extend RSUs to senior leaders, managers and significant contributors, regardless of their position within Lincoln Electric. A total of 350 employees (including our NEOs) received RSUs during the annual grant in February 2018. Beginning with grants awarded after October 2015, RSUs vest in full after three years of continuous service.

Long-Term Incentive Plan (LTIP)
A cash long-term incentive plan, or Cash LTIP, has been in place for officers (EMIP participants) since 1997. As previously discussed, during 2015, the Committee modified the executive compensation program to replace the cash incentive with performance shares, or the Performance Share LTIP. The terms of the awards mirror the performance objectives tied to the Cash LTIP but payouts will be in shares of Lincoln Electric common stock.

The Performance Share LTIP is designed to offer reward opportunities aligned with the long-term performance of Lincoln Electric. Target share amounts for the plan are set each year at the beginning of a three-year performance cycle based on a 7-day historical average of the stock price, up to and including the grant date, as mentioned above. Because awards are made each year and because each award relates to a three-year performance cycle, three different cycles will be running at any point in time. The percentage of the target shares actually paid at the end of the applicable three-year cycle will be based upon achievement of three-year company performance as interpolated against pre-established performance thresholds. Each plan has six to seven performance thresholds with percentage payouts attributable to those thresholds ranging from 0% to 200% of target. The Committee retains discretion to modify payments to any participant, to modify targets and/or to modify the performance thresholds (up or down). A total of 15 employees (including our NEOs) received performance shares during the annual grant in February 2018.

Performance Measures. Since its inception, the LTIP has used a performance measure of growth in Adjusted Net Income for Compensation Purposes over the three-year cycle. Beginning in 2009, the Committee added a second metric of ROIC for Compensation Purposes and gave these two financial metrics a 50/50 weighting. The Adjusted Net Income for Compensation Purposes metric is an absolute metric. For the 2016 to 2018 performance cycle, the growth in Adjusted Net Income for Compensation Purposes over the three-year cycle is based on growth above $255,644,000 (which was the Adjusted Net Income for Compensation Purposes for 2015 when the 2016 to 2018 performance cycle was set). As the 2016 to 2018 Performance Share LTIP table below demonstrates, to pay 100% of target, Adjusted Net Income for Compensation Purposes over the three-year cycle must be at or above 140% of $255,644,000 (or $357,902,000).

From time to time, the Committee has considered and approved certain limited adjustments to reported net income (both positive and negative) in determining Adjusted Net Income for Compensation Purposes to evaluate achievement of performance against the thresholds. Each adjustment is reviewed in detail before it is made. The types of adjustments the Committee has considered include: rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of certain assets and other special items. To the extent an adjustment relates to restructuring or rationalization charges that are intended to improve organizational efficiency, a corresponding charge (equal to the adjustment) is amortized against future years' adjusted net income until that adjustment is fully offset against the intended savings (generally this amortization occurs over a three-year period).

The ROIC for Compensation Purposes metric for the 2016 to 2018 performance cycle is a relative value that is derived based on our performance as compared to our proxy peer group (as opposed to an absolute value). In this 2016 to 2018 performance cycle, certain adjustments have been approved by the Committee in comparably measuring performance. For the 2014-2016 performance cycle, the ROIC for Compensation Purposes calculation was adjusted in 2016 to exclude the incremental balance in cash and marketable securities as of December 31, 2016 compared with the December 31, 2013 balance, as well as interest expense, associated with the long-term notes drawn as a result of the execution of our capital allocation strategy.

Performance Thresholds. In setting the performance thresholds for a new three-year period, the Committee considers various factors, including historical performance against established thresholds, to try to achieve a 50% probability of the target thresholds for any cycle. For the 2016 to 2018 Plan, the Committee did not make any modifications to the three-year adjusted net income growth performance thresholds or the three-year average ROIC relative to peer thresholds.

Timing for Setting Performance Measure and Performance Thresholds. Performance targets are set at the beginning of the first fiscal year in the cycle. This timing allows the Committee to see our final financial results for the prior year and allows for more current macro-economic projections to be used.

2016 to 2018 Performance Share LTIP. The following is a summary of the performance metric ranges of all nineteen completed LTIP plan cycles, including the most recently completed cycle (2016 to 2018):

Ranges of All Prior 3-Year LTIP Cycles

Performance	Payout Amount % of Target	3-Year Adjusted Net Income for Compensation Purposes Growth LTIP Metric since 1997	3-Year Average ROIC for Compensation Purposes LTIP Metric since 2009
Threshold	25%	0% to 15%	40th %ile to 40th %ile
	50%	3% to 25%	50th %ile to 50th %ile
Target	100%	6% to 40%	60th %ile to 65th %ile
	150%	9% to 60%	70th %ile to 75th %ile
Maximum	200%	15% to 80%	80th %ile to 90th %ile
Actual Payout Range		0.0% to 200.0%	87.6% to 186.8%

For the 2016 to 2018 cycle, because the Adjusted Net Income for Compensation Purposes performance threshold and the ROIC for Compensation Purposes performance target were exceeded, payouts were made at 115.6% of target. Payments under the plan have been made in fourteen out of the nineteen completed three-year cycles. The following is the most recently completed cycle (2016 to 2018):

2016 to 2018 Performance Share LTIP

Performance	Payout Amount % of Target	3-Year Adjusted Net Income for Compensation Purposes Growth Absolute LECO Net Income ['000s]		3-Year Average ROIC for Compensation Purposes Relative to LECO Peer Group	
Threshold	25%	10%	$281,208	40th %ile	8.5%
	50%	25%	$319,555	50th %ile	10.4%
Target	100%	40%	$357,902	65th %ile	12.7%
	150%	60%	$409,030	70th %ile	13.6%
Maximum	200%	80%	$460,159	80th %ile	18.2%
Actual Payout	115.6%	44.4%	@ 50% Weighting 22.2%	186.8%	@ 50% Weighting 93.4%

As shown above, the current plan cycle contains two metrics, each with a 50% weighting. The growth of Lincoln Electric's Adjusted Net Income for Compensation Purposes over the three-year period was 21.7%, which generated a 22.2% of target payout for this metric. Lincoln Electric's three-year average return on invested capital (ROIC) for Compensation Purposes, as compared to its peer group, was at the 77th percentile, which generated a 93.4% of target payout for this metric. The chart below shows the target and maximum number of shares of common stock that may be issued for the 2016 to 2018 Performance Share LTIP based on actual performance. Combining the payouts for both metrics, the resulting final payout for the 2016 to 2018 Performance Share LTIP was 115.6% of the target award opportunity.

NEO	Target Award Opportunity [# of shares]	Maximum Award Opportunity Based on Thresholds [# of shares]	Actual LTIP %	Actual Award [# of shares]
C. L. Mapes	19,915	39,830	115.6%	23,027
V. K. Petrella	4,900	9,800	115.6%	5,665
G. D. Blankenship	3,950	7,900	115.6%	4,567
S. B. Hedlund	1,840	3,680	115.6%	2,127
J. I. Ansberry	935	1,870	115.6%	1,081

2018 Long-Term Incentives

In evaluating 2018 long-term incentive compensation (at the beginning of 2018), the Committee reviewed 2016 and 2017 compensation versus the competitive benchmarks. The Committee concluded that overall the long-term incentives for the NEOs were below our 50th percentile target when compared to both survey and peer proxy data. At the February meeting, the Committee adjusted 2018 long-term incentives for the NEOs on average 10%, excluding Ms. Ansberry, who received a 42% increase due to her promotion, still placing her award below the 50th percentile. This average also excludes a special RSU award to Mr. Hedlund and Ms. Ansberry of $50,000 in recognition of each executive's leadership associated with the acquisition and initial integration of Air Liquide Welding. All of these awards are subject to our Recovery of Funds Policy, which is discussed below.

2019 Long-Term Incentives

In evaluating 2019 long-term incentive compensation (at the beginning of 2019), the Committee reviewed 2017 and 2018 compensation versus the competitive benchmarks. The Committee concluded that overall the long-term incentives for the NEOs were below our 50th percentile target when compared to both survey and peer proxy data and adjusted 2018 long-term incentives for the NEOs on average 11%, still placing their LTI targets slightly below the 50th percentile.

Valuation of Equity Awards. Beginning with the 2016 annual grant, for shares under our 2015 Equity and Incentive Compensation Plan, the Committee established set valuation methods in order to convert the approved long-term incentive compensation values to shares upon the grant date. These methods consider a 7-day historical average of the stock price, up to and including the grant date, for RSUs and performance shares and the grant date Black-Scholes valuation for stock options.

Normal Cycle and Out-of-Cycle Equity Awards. The Committee has discretion in awarding grants to EMIP participants and does not delegate its authority to management, nor does management select or influence the award dates. Occasionally, the Committee may approve limited, out-of-cycle special awards for specific business purposes or in connection with executive promotions or the hiring of new executive employees. However, the date used for awards to all EMIP participants, including the NEOs, is the date of a regularly scheduled Committee meeting, which is fixed well in advance and generally occurs at the same time each year.

The Committee has approved delegated authority to the CEO to designate awards through 2019 to certain employees under the 2015 Equity and Incentive Compensation Plan, subject to specific limits established. The CEO can only grant RSU awards and cannot grant awards to any executive officers, Section 16 officers or greater-than-10% beneficial owners of the Company, and must be granted per the agreements and vesting terms already approved by the Committee.

Other Arrangements, Policies and Practices

Overview of Benefits

We intend to provide a competitive group of benefits for all of our employees targeted at the 50th percentile of the market. Some aspects of our benefit programs are considered non-traditional due to their relationship with our pay for performance and incentive-based philosophies. For example, the premiums for Lincoln Electric-provided medical coverage are 100% paid by employees, including the NEOs, on a pre-tax basis. Premiums for dental coverage, which is a voluntary benefit, are also 100% paid by employees. Life insurance coverage paid fully by Lincoln Electric is set at $10,000 per employee, including the NEOs, although employees may purchase additional insurance at their own cost. The NEOs participate in this same cost-sharing approach. We attempt to balance our various non-traditional programs (such as those with a significant portion of the cost borne by the employee) with more traditional programs.

We also provide accidental death and dismemberment benefits to officers, due to the significant amount of travel required in their jobs. Under this program, the premiums of which are paid by us, a participant's beneficiary would receive a payment of five times annual total cash compensation up to a maximum of $3,000,000 for executive officers and $2,000,000 for other officers upon an officer's accidental death. The policy also provides dismemberment benefits of up to 100% of the death benefit in the event an officer is permanently and totally disabled as a result of an accident, and it provides for medical evacuation coverage in the event of an accident.

Retirement Programs

Retirement benefits are provided to our NEOs through the following programs:

The Lincoln Electric Company Retirement Annuity Program (RAP)

- Frozen to new entrants effective January 1, 2006 (no new employees eligible to join the RAP after January 1, 2006; participate in The Lincoln Electric Company Employee Savings Plan described below)
- Benefit accruals frozen effective as of December 31, 2016 (participants will not earn any additional benefits under the RAP after December 31, 2016)
- Estimated retirement benefits under the RAP for the NEOs that are shown in the Pension Benefits Table below are based on the NEOs frozen benefit under the RAP as of December 31, 2018

Supplemental Executive Retirement Plan (SERP)

- Frozen to new entrants since 2005
- Effective as of December 1, 2016, the value of the frozen accrued vested benefit of each SERP participant was converted to a notional balance, calculated by projecting to December 31, 2016 the participant's SERP benefit and calculating the present value of that projected benefit
- Participants' account balances are credited with earnings, gains and losses in accordance with each participant's investment elections which will be made in a manner similar to that undertaken by participants in the amended and restated 2005 Deferred Compensation Plan for Executives

The Lincoln Electric Company Employee Savings Plan (401(k) Plan)

- All of the NEOs deferred amounts under the 401(k) Plan in 2018
- Each eligible employee of The Lincoln Electric Company and certain affiliated companies is eligible to receive up to 6% of annual compensation in Company contributions through:
  (1) matching employer contributions equal to 100% of before-tax (401(k)) contributions made to the 401(k) Plan, but not in excess of 3% of annual compensation; and
  (2) automatic employer contributions equal to 3% of annual compensation
- Matching and automatic contributions are 100% vested when made
- Certain employees affected by the RAP freeze are also eligible to receive employer contributions equal to 6% of annual compensation for a minimum period of five years, up to the end of the year in which they complete 30 years of service

Restoration Plan

- Created effective January 1, 2017, primarily for the purpose of providing deferred compensation for eligible employees of The Lincoln Electric Company and certain affiliated companies whose annual compensation is expected to be in excess of the Internal Revenue Code limit on compensation (Code Limit) applicable to the 401(k) Plan
- Each participant's account under the Restoration Plan is credited each year with deferred amounts generally as follows:
  (1) matching employer contributions equal to 3% of annual compensation that is in excess of the Code Limit; and
  (2) non-elective employer contribution equal to 3% of annual compensation that is in excess of the Code Limit
- All amounts deferred under the Restoration Plan are fully vested at all times
- Certain employees affected by the RAP freeze are also eligible to receive employer contributions equal to 6% of annual compensation in excess of the Code Limit for a minimum period of five years, up to the end of the year in which they complete 30 years of service
- Amounts credited to participants' accounts under the Restoration Plan will be payable in cash in accordance with the distribution provisions of the Restoration Plan
- All NEOs participated in the Restoration Plan in 2018

Amended and Restated 2005 Deferred Compensation Plan for Executives (Top Hat Plan)

- The Top Hat Plan allows participants to defer their current income on a pre-tax basis and to receive a tax-deferred return on those deferrals. There are no Company contributions or match.
- Participation in the Top Hat Plan is limited to individuals approved by the Committee.
- As of December 31, 2018, there were 18 active employee participants in the Top Hat Plan.

More information on these programs can be found below in the 2018 Pension Benefits section and 2018 Deferred Compensation Benefits section.

Perquisites

We offer limited perquisites. For example, we pay for an annual physical for officers and other senior management. We also make available financial planning services to certain officers. However, the cost of these financial planning services is included in the income of the participants. The physical and financial planning programs are optional programs. We also pay the cost of certain club dues for some officers. All personal expenses are borne entirely by the executive and the club dues are included in the income of the participants. Initiation fees for club memberships are paid by the executive. Different perquisites are provided from time to time to non-U.S. based executives; however, they are customary and reasonable in nature and amount relative to local market practices (for example, a car lease).

Change in Control Arrangements

We have entered into change in control agreements with all of our NEOs. The agreements are designed generally to assure continued management in the event of a change in control of Lincoln Electric.

The change in control agreements are operative only if a change in control occurs and payments are made if the officer's employment is terminated (or if the officer terminates employment due to certain adverse employment changes). The agreements provide our NEOs with the potential for continued employment following a change in control, which help retain these executives and provide for management continuity in the event of an actual or threatened change in control of Lincoln Electric. They also help ensure that our executives' interests remain aligned with shareholders' interests during a time when their continued employment may be in jeopardy. For a more detailed discussion of our change in control agreements, see Termination and Change in Control Arrangements below. Outside of these change in control agreements, we do not maintain written employment or other severance agreements for U.S.-based employees.

Recovery of Funds Policy

We have adopted a Recovery of Funds Policy (clawback policy) consistent with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank). Our policy is more extensive than what Dodd-Frank requires and is applicable to all of our officers, including our NEOs. The policy applies in the event that there is an accounting restatement involving our financial statements due to material non-compliance with the financial reporting requirements under the U.S. federal securities laws. The policy applies to both current and former officers and covers incentive compensation received by the officers in the 3-year period prior to the restatement. Awards of incentive compensation would include annual bonus payments, stock option awards, restricted stock awards, RSUs, performance shares and Cash LTIP awards, unless Dodd-Frank regulations provide otherwise. Under the policy, in the event of an accounting restatement of our financial statements, the Committee would review all incentive compensation received during the 3-year covered period and would seek recovery of the amount of incentive compensation paid in excess of what would have been paid if the accounts had been properly stated. We believe that this policy is in the best interests of Lincoln Electric and its shareholders.

Anti-Hedging/Pledging Policy

Consistent with our philosophy to encourage long-term investment in our common stock, our Directors and executive officers are prohibited from engaging in any speculative or hedging transactions involving our common stock, including buying or selling puts or calls, short sales or margin purchases. In addition, our insider trading policy prohibits future pledging of Lincoln Electric securities by our executive officers and Directors. There are no pledges of our common stock in place for any of our Directors or executive officers.

Share Ownership

As with the Directors, in keeping with our philosophy that officers should maintain an equity interest in Lincoln Electric and based on our view that such ownership is a component of good corporate governance, we initially adopted stock ownership guidelines for officers in 2006 and increased the guidelines in 2012. The revised guidelines were proposed based on a review of our peer group and corporate governance best practices. Under the current guidelines, our officers are required to own and hold a certain number of our common shares, currently at the levels set forth in the table below:

Executive Group	Ownership Guideline
Chief Executive Officer[1]	5 times base salary
Management Committee Members[2]	3 times base salary
Other Officers[3]	2 times base salary

[1] Mr. Mapes.

[2] Includes Messrs. Petrella, Blankenship, Hedlund and Ms. Ansberry as well as 8 other officers at 12/31/18.

[3] Includes other EMIP participants.

The Committee reviewed the stock ownership guidelines in December 2016 at the end of the five years and concluded that they were at appropriate levels when compared to the peer group and market. The guidelines were reset January 1, 2017 and established in the same manner as above. Officers have five years to satisfy the guidelines either by holding (1) shares aggregating the dollar amount specified above (valued at the then current stock price), or (2) that number of shares needed to satisfy the ownership guidelines tied to the base salaries in effect on January 1, 2017 divided by the closing price of a common share on December 30, 2016 ($76.67). RSU awards count towards the stock ownership guidelines; common shares underlying stock options and shares held in another person's name (including a relative) do not. As of December 31, 2018, all of our NEOs met the stock ownership guidelines, with the exception of Ms. Ansberry due to her promotion in 2017.

Deductibility of Compensation

Our general philosophy has historically been to qualify future compensation for tax deductibility wherever applicable and appropriate. Qualification is sought to the extent practicable and only to the extent that it is consistent with our overall compensation objectives. Although a portion of the amount we recorded as compensation to Mr. Mapes in 2018 was non-deductible, this does not cause substantial impact to our income tax position. All of the compensation paid to the other NEOs during 2018 was tax deductible by Lincoln Electric for federal income tax purposes.

As part of the 2017 Tax Cuts and Jobs Act (the "Tax Reform Act"), the ability to rely on the performance-based compensation exception under Section 162(m) of the U.S. Internal Revenue Code ("Section 162(m)") was eliminated, and the limitation on deductibility generally was expanded to include all NEOs. As a result of the Tax Reform Act, going forward and subject to certain grandfathered provisions, we will no longer be able to deduct any compensation paid to our NEOs in excess of $1 million. The Committee continues to assess the impact of the amendments to Section 162(m) to determine what adjustments to our executive compensation practices, if any, it considers appropriate.

COMPENSATION COMMITTEE REPORT //

The Compensation and Executive Development Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this Proxy Statement with our management and, based on this review and discussion, recommends that it be included in our Annual Report on Form 10-K for the year ended December 31, 2018 and this Proxy Statement.

By the Compensation & Executive Development Committee:
William E. MacDonald, III, Chair
Kathryn Jo Lincoln
Phillip J. Mason
Hellene S. Runtagh

EXECUTIVE COMPENSATION TABLES

Summary of 2018 Compensation Elements

		Purpose	Competitive Target	Financial Metrics Used	When the 2018 Amount Was Set	The Period to Which the Amount Relates	Where Reported in the SCT[1]
Short-Term	Base Pay	Rewards responsibility, experience and individual performance	Below Market	—	Beginning of 2018	2018	Salary column
Short-Term	Annual Bonus (EMIP)	Rewards strong annual financial results and individual performance	Above Market (base plus bonus)	EBITB and AOWC/Sales[4]	Beginning of 2018	2018 Performance	Non-Equity Incentive Plan Compensation column
Long-Term	Stock Options	Rewards the creation of shareholder value	At Market	Share Price Appreciation	Beginning of 2018	2018 Based Award	Option Awards column
Long-Term	RSUs	Rewards the creation of shareholder value and strong long-term financial results	At Market	Share Price Appreciation	Beginning of 2018	2018 Based Award	Stock Awards column
Long-Term	Performance Share LTIP[2] (PSUs)	Rewards the creation of long-term growth and the efficient use of capital	At Market	Adjusted Net Income[4] Growth and ROIC[4]	Beginning of 2018	2018 through 2020 Performance	Stock Awards column
Both	Benefits other than Pension	Includes 401(k) match, Restoration Plan contributions, insurance and standard expatriate benefits	At Market	—	Various	2018	All Other Compensation column
Both	Pension Benefits[3]	Includes RAP and above-market earnings in the Top Hat Plan and Restoration Plan	At Market	—	Various	For RAP, shows changes in 2018. For above-market earnings, shows 2018 amounts	Change in Pension Value column
Both	Perquisites	Meets specific business needs—includes financial planning, annual physical and certain club dues	At Market	—	Various	2018	All Other Compensation column

[1] *Summary Compensation Table.*

[2] *In 2016, the Performance Share LTIP replaced the Cash LTIP. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table at the end of the cycle (when realized) and compensation associated with the Performance Share LTIP is disclosed at the beginning of the cycle (upon grant). As such, with respect to 2016 and 2017, compensation associated with the Cash LTIP and the Performance Share LTIP are both disclosed within the 2018 Summary Compensation Table.*

[3] *The SERP, effective November 30, 2016, and the RAP, effective December 31, 2016, were amended to cease all future benefit accruals.*

[4] *Financial metrics used for compensation purposes are defined in Appendix A.*

2018 Summary Compensation Table

This table details total compensation paid to our NEOs for 2018 and, where required, 2017 and 2016. In 2016, beginning with the 2016 to 2018 performance cycle, the Performance Share LTIP replaced the Cash LTIP. Compensation associated with the Cash LTIP is disclosed in the Summary Compensation Table when realized (at the end of the cycle under the "Non-Equity Incentive Plan Compensation" column) and compensation associated with the Performance Share LTIP is disclosed when granted (at the beginning of the cycle under the "Stock Awards" column). With respect to 2016 and 2017, compensation associated with the Cash LTIP and the Performance Share LTIP are both disclosed in the 2018 Summary Compensation Table.

Name and Principal Position	Year	Salary [$][1]	Stock Awards [$][2]	Option Awards [$][2]	Non-Equity Incentive Plan Compensation [$][3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings [$][4]	All Other Compensation [$][5]	Total [$]
Christopher L. Mapes Chairman, President and Chief Executive Officer	2018	965,000	2,504,772	1,250,009	2,057,400	36,779	204,946	7,018,906
	2017	935,000	2,408,020	1,199,989	2,928,906	33,446	187,102	7,692,463
	2016	865,429	2,315,716	1,117,327	2,320,266	32,704	45,167	6,696,609
Vincent K. Petrella Executive Vice President, Chief Financial Officer and Treasurer	2018	500,000[6]	584,470	291,664	729,600[6]	33,485	173,595	2,312,814
	2017	485,000	1,053,455	275,030	952,004	169,120	195,137	3,129,746
	2016	453,229	569,772	274,971	1,053,730	848,537	30,664	3,230,903
George D. Blankenship Executive Vice President, President, Americas Welding	2018	500,000	480,892	240,008	677,835	30,101	155,650	2,084,486
	2017	500,000	451,238	225,009	869,759	147,410	142,285	2,335,701
	2016	477,083	459,306	221,696	749,942	1,359,141	27,735	3,294,903
Steven B. Hedlund Executive Vice President, President, International Welding	2018	395,000	403,978	176,668	518,796	–	393,691	1,888,133
	2017	370,381	356,226	227,608	516,011	–	267,134	1,737,360
	2016	337,393	213,956	103,349	416,795	–	27,499	1,098,992
Jennifer I. Ansberry Executive Vice President, General Counsel and Secretary	2018	394,000	390,736	170,009	444,312	–	104,420	1,503,477
	2017	325,000	322,041	119,981	386,111	38,803	67,419	1,259,355

[1] 2016 salaries reflect a temporary 5% base salary reduction through December 1, 2016 as part of Lincoln Electric's cost-cutting measures.

[2] The amounts reported reflect the grant date fair value under FASB ASC Topic 718 for the RSU and performance share awards and for the stock option grants. The award date fair value disclosed for performance share awards is based upon on target performance.

The amounts shown for stock awards for 2018 represent RSU awards as follows: Mr. Mapes $1,252,386, Mr. Petrella $292,235, Mr. Blankenship $240,446, Mr. Hedlund $227,022, and Ms. Ansberry $220,401. The amounts shown also include performance awards as follows: Mr. Mapes $1,252,386, Mr. Petrella $292,235, Mr. Blankenship $240,446, Mr. Hedlund $176,956, and Ms. Ansberry $170,335.

The maximum performance share award amount with respect to each of the named executive officers is shown in the table below. The amounts reported reflect the grant date fair value under FASB ASC Topic 718 for the performance share awards based on maximum performance.

[2] [Continued]

Named Executive Officer	Year	Maximum Payout [# of Performance Shares]	Maximum Grant Date Fair Value Payout
Christopher L. Mapes	2018	27,616	$2,504,771
	2017	28,230	$2,408,019
	2016	39,830	$2,315,716
Vincent K. Petrella	2018	6,444	$ 584,471
	2017	6,470	$ 551,891
	2016	9,800	$ 569,772
George D. Blankenship	2018	5,302	$ 480,891
	2017	5,290	$ 451,237
	2016	7,900	$ 459,306
Steven B. Hedlund	2018	3,902	$ 353,911
	2017	2,980	$ 255,948
	2016	3,680	$ 213,955
Jennifer I. Ansberry	2018	3,756	$ 340,669
	2017	4,690	$ 403,535

[3] The amounts shown for 2018 represent payments under our EMIP (annual bonus).

[4] The amounts shown for 2018 represent the difference in earnings under the Moody's Corporate Bond Index fund in our Top Hat Plan and SERP and a hypothetical rate, and reflect the decrease in actuarial value under the RAP. In 2018, the actuarial value of our RAP decreased for Mr. Petrella by an amount equal to $70,857, for Mr. Blankenship by an amount equal to $66,670 and for Ms. Ansberry by an amount equal to $33,898; however, for purposes of the Summary Compensation Table, the negative amounts are not reported.

2018 INCREASE IN PENSION VALUE & PREFERENTIAL EARNINGS (TOP HAT PLAN AND SERP)

Name	RAP ($)	Difference in 2018 Earnings Credited in the Top Hat Plan and SERP ($)	Moody's Corporate Bond Index Earnings ($)	Hypothetical Market Rate ($)*
Christopher L. Mapes	—	36,779	204,834	168,055
Vincent K. Petrella	(70,857)	33,485	188,887	155,402
George D. Blankenship	(66,670)	30,101	170,714	140,613
Steven B. Hedlund	—	—	—	—
Jennifer I. Ansberry	(33,898)	—	—	—

*This rate is specified by the SEC rules for proxy disclosure purposes and is based on 120% of the applicable federal long-term rate, compounded monthly for 2018.

[5] *The amounts shown for 2018 are comprised of the following:*

2018 ALL OTHER COMPENSATION

Name	Company Retirement Contributions ($)[a]	Travel Insurance Premiums ($)	Perquisites*					Total All Other Compensation ($)
			Financial Planning ($)	Physical Examination ($)	Club Dues ($)	Spousal Travel ($)	Standard Expatriate Benefits ($)[b]	
Christopher L. Mapes	175,042	1,235	12,327	—	14,302	2,040	—	204,946
Vincent K. Petrella	145,390	1,235	12,318	3,000	11,262	390	—	173,595
George D. Blankenship	141,081	1,235	11,103	—	—	2,231	—	155,650
Steven B. Hedlund	49,258	1,235	10,765	—	—	2,188	330,245	393,691
Jennifer I. Ansberry	89,416	1,235	13,491	—	—	278	—	104,420

The methodology for computing the aggregate incremental cost for the perquisites is the amount that is imputed to the individual as taxable income.

   (a) Includes amounts contributed to both the 401(k) Plan and the Restoration Plan.

   (b) The expatriate benefits shown relate to Mr. Hedlund's current international assignment and are provided to all U.S. employees who take an international assignment. Amounts are converted to U.S. dollars on a monthly basis based on a month-end conversion price, in local currency, as reported by Bloomberg. The conversion price for Pound Sterling was between £1.2756 to £1.4192 to $1.00 during the period in 2018 that Mr. Hedlund was receiving expatriate benefits. Mr. Hedlund's international assignment included housing, education, taxes and standard allowances related to relocation and other assignment payments under our standard expatriate package for all employees. The portion of such amount that relates to tax equalization payments is $93,343.

[6] *Mr. Petrella deferred 25% of his 2018 base salary and 50% of his 2018 EMIP bonus under our Top Hat Plan.*

Additional Employment Terms for the CEO

Upon joining Lincoln Electric in 2011, Mr. Mapes received certain compensation, a portion of which consisted of RSUs (52,498 RSUs) that represented a special executive retention and retirement replacement award valued at $1,650,000. Mr. Mapes is not a participant in either our RAP or SERP.

On December 31, 2012, Mr. Mapes was appointed President and CEO. In connection with his appointment, Mr. Mapes received a special retirement replacement and executive retention award of 33,161 RSUs valued at $1,608,000 and we increased his Cash LTIP targets, on a pro-rata basis.

The value of Mr. Mapes' awards discussed above was intended to provide comparable, competitive retention and retirement benefits for a senior level executive of a manufacturing company but were delivered in a form (namely RSUs) that require strong financial performance (share price appreciation) to deliver the intended value. This differs from the RAP and SERP which require only continuous service. The special retirement replacement and executive retention awards for both 2011 and 2012 vested at a rate of 20% over five years. They were not eligible for accelerated vesting upon achievement of company performance objectives. Upon vesting, these RSU awards were deferred into our Top Hat Plan until Mr. Mapes' retirement from Lincoln Electric.

The remainder of the RSU awards and the stock options provided to Mr. Mapes are subject to our ordinary terms.

For 2018, Mr. Mapes' salary and bonus accounted for 43.1% of his compensation reported in the 2018 Summary Compensation Table, based on the value of his 2018 base salary and 2018 actual EMIP (or bonus).

Additional Employment Terms for the Other NEOs

For 2018, Mr. Petrella's salary and bonus accounted for 53.2% of his compensation reported in the 2018 Summary Compensation Table, Mr. Blankenship's salary and bonus accounted for 56.5% of his compensation reported in the 2018 Summary Compensation Table, Mr. Hedlund's salary and bonus accounted for 48.4% of his compensation reported in the 2018 Summary Compensation Table and Ms. Ansberry's salary and bonus accounted for 55.8% of her compensation reported in the 2018 Summary Compensation Table. The above percentages were based, in each case, on the value of the executive's 2018 base salary and 2018 actual EMIP (or bonus).

2018 Grants of Plan-Based Awards

The following table provides information relating to plan-based awards granted in 2018 to our NEOs.

Name	Grant Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)[4]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[5]
			Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Christopher L. Mapes	EMIP	2/21/2018	0	1,350,000	2,430,000							
	Options	2/21/2018								65,894	90.70	1,250,009
	RSUs	2/21/2018							13,808			1,252,386
	PSUs	2/21/2018				0	13,808	27,616				1,252,386
Vincent K. Petrella	EMIP	2/21/2018	0	475,000	855,000							
	Options	2/21/2018								15,375	90.70	291,664
	RSUs	2/21/2018							3,222			292,235
	PSUs	2/21/2018				0	3,222	6,444				292,235
George D. Blankenship	EMIP	2/21/2018	0	450,000	810,000							
	Options	2/21/2018								12,652	90.70	240,008
	RSUs	2/21/2018							2,651			240,446
	PSUs	2/21/2018				0	2,651	5,302				240,446
Steven B. Hedlund	EMIP	2/21/2018	0	360,000	648,000							
	Options	2/21/2018								9,313	90.70	176,668
	RSUs	2/21/2018							1,951			176,956
	RSUs	2/21/2018				0			552			50,066
	PSU	2/21/2018					1,951	3,902				176,956
Jennifer I. Ansberry	EMIP	2/21/2018	0	306,000	550,800							
	Options	2/21/2018								8,962	90.70	170,009
	RSUs	2/21/2018							1,878			170,335
	RSUs	2/21/2018				0			552			50,066
	PSUs	2/21/2018				0	1,878	3,756				170,335

[1] The performance-based amounts shown represent the range of cash payouts (from zero to the maximum amount listed) for 2018 under the EMIP. Payments are based on the achievement of company financial performance and the executive's individual performance. Target awards are set by the Compensation and Executive Development Committee in the first quarter each year. Actual payment amounts are determined by the Committee in the first quarter each year. The targets shown above are pursuant to the EMIP matrix for 2018 (which allows for potential payouts at 180% of target), which is reflected in the CD&A.

[2] These columns show the potential number of shares of our common stock to be paid out to our NEOs under our Performance Share LTIP at threshold, target or maximum performance. The measures and potential payouts are described in more detail in the CD&A. The grant date fair value, based on target performance for PSUs, is included in the "Stock Awards" column of the Summary Compensation Table. The PSUs vest based on performance during the applicable performance period, with accelerated vesting at target upon death or disability; in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination, a pro-rata amount will vest based on the length of employment during the performance period, at the greater of target or actual performance. Upon retirement, a pro-rata portion of the award will vest. Upon vesting, the PSUs are paid out solely in our common stock (there is no cash option). Dividend equivalents are sequestered by us until the shares underlying the PSUs are distributed, at which time the dividends are paid in cash. The dividend rate for dividend equivalents paid on the PSUs to the NEOs is the same as for all other shareholders (in other words, it is not preferential). Recipients of PSUs who participate in our EMIP bonus program (which includes all of the NEOs) are eligible to elect to defer all or a portion of their PSUs under our Top Hat Plan—see the 2018 Nonqualified Deferred Compensation section below for a description of this plan.

[3] The RSUs vest upon the recipient remaining in continuous employment for three years from the date of grant, with accelerated vesting upon death or disability or, in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination. Upon retirement, a pro-rata portion of the award will vest. Upon vesting, the RSUs are paid out solely in our common stock (there is no cash option). Dividend equivalents are sequestered by us until the shares underlying the RSUs are distributed, at which time the dividends are paid in cash. The dividend rate for dividend equivalents paid on the RSUs to the NEOs is the same as for all other shareholders (in other words, it is not preferential). Recipients of RSUs who participate in our EMIP bonus program (which includes all of the NEOs) are eligible to elect to defer all or a portion of their RSUs under our Top Hat Plan—see the 2018 Nonqualified Deferred Compensation section below for a description of this plan. With respect to the award of RSUs to Mr. Hedlund and Ms. Ansberry on February 21, 2018, the Committee approved an additional award equal in value to $50,000 in recognition of each executive's leadership associated with the acquisition and initial integration of Air Liquide Welding.

[4] The stock options were granted at the closing price of our common shares on the date of the grant. All stock options are non-qualified for tax purposes. We value stock options using the Black-Scholes valuation method. The stock options vest over a three-year period (in equal annual increments), with accelerated vesting upon death or disability or, in the event of a change in control, if (i) replacement awards are not provided or (ii) replacement awards are provided and there is a subsequent qualifying termination. A pro-rata portion of the award vests upon retirement. All options have 10-year terms.

[5] The amounts shown represent the full value of the RSU awards and the stock option grants and the target value for the PSU awards calculated in accordance with FASB ASC Topic 718 as of the date of the grant. The actual amount, if any, realized upon the exercise of stock options will depend upon the market price of our common shares relative to the exercise price per share of the stock option at the time of exercise. The actual amount realized upon vesting of RSUs will depend upon the market price of our common shares at the time of vesting. The actual number and value of PSUs shares earned will be based upon our actual performance during the three-year LTIP cycle and the market price at time of vesting. There is no assurance that the hypothetical full values of the awards reflected in this table will actually be realized.

Holdings of Equity-Related Interests

The following provides information relating to exercisable and unexercisable stock options, RSUs and performance shares at December 31, 2018.

Outstanding Equity Awards at December 31, 2018

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options [#] Exercisable[1]	Number of Securities Underlying Unexercised Options [#] Unexercisable[1]	Equity Incentive Plan Awards No. of Securities Underlying Unexercised Unearned Options	Option Exercise Price [$/sh]	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested [#][2]	Market Value of Shares or Units of Stock That Have Not Vested [$][3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested [#][4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested [$][3]
Christopher L. Mapes	11/2/2011	28,500	—	—	$35.55	11/2/2021	—	—	—	—
	12/13/2012	47,480	—	—	47.91	12/13/2022	—	—	—	—
	12/16/2013	44,040	—	—	71.30	12/16/2023	—	—	—	—
	2/5/2015	66,550	—	—	69.67	2/5/2025	16,340	1,288,409	—	—
	2/17/2016	59,352	29,678	—	58.14	2/17/2026	19,915	1,570,298	19,915	1,570,298
	2/22/2017	22,870	45,740	—	85.30	2/22/2027	14,115	1,112,968	14,115	1,112,968
	2/21/2018		65,894		90.70	2/21/2028	13,808	1,088,761	13,808	1,088,761
Vincent K. Petrella	11/2/2011	19,250	—	—	35.55	11/2/2021	—	—	—	—
	12/13/2012	16,620	—	—	47.91	12/13/2022	—	—	—	—
	12/16/2013	13,440	—	—	71.30	12/16/2023	—	—	—	—
	2/5/2015	16,380	—	—	69.67	2/5/2025	4,020	316,977	—	—
	2/17/2016	14,606	7,304	—	58.14	2/17/2026	4,900	386,365	4,900	386,365
	2/22/2017	5,241	10,484	—	85.30	2/22/2027	9,115	718,718	3,235	255,080
	2/21/2018		15,375		90.70	2/21/2028	3,222	254,055	3,222	254,055
George D. Blankenship	12/13/2012	11,870	—	—	47.91	12/13/2022	—	—	—	—
	12/16/2013	10,570	—	—	71.30	12/16/2023	—	—	—	—
	2/5/2015	13,200	—	—	69.67	2/5/2025	3,240	255,474	—	—
	2/17/2016	11,776	5,889	—	58.14	2/17/2026	3,950	311,458	3,950	311,458
	2/22/2017	4,288	8,577	—	85.30	2/22/2027	2,645	208,558	2,645	208,558
	2/21/2018		12,652		90.70	2/21/2028	2,651	209,031	2,651	209,031
Steven B. Hedlund	11/2/2011	6,010	—	—	35.55	11/2/2021	—	—	—	—
	12/13/2012	6,530	—	—	47.91	12/13/2022	—	—	—	—
	4/24/2013	—	—	—	—	4/24/2023	6,410	505,429	—	—
	12/16/2013	5,860	—	—	71.30	12/16/2023	—	—	—	—
	2/5/2015	6155	—	—	69.67	2/5/2025	1,510	119,064	—	—
	2/17/2016	5,490	2,745	—	58.14	2/17/2026	1,840	145,084	1,840	145,084
	2/22/2017	2,001	4,004	—	85.30	2/22/2027	1,235	97,380	1,235	97,380
	5/24/2017	2,291	4,584	—	88.74	5/24/2027	1,385	109,207	255	20,107
	2/21/2018		9,313		90.70	2/21/2028	2,503	197,362	1,951	153,836
Jennifer I. Ansberry	12/16/2013	2,440	—	—	71.30	12/16/2023	—	—	—	—
	7/24/2014	442	—	—	67.18	7/24/2024	112	8,831	—	—
	2/5/2015	3,720	—	—	69.67	2/5/2025	915	72,148	—	—
	2/17/2016	1,991	1,993	—	58.14	2/17/2026	1,335	105,265	—	—
	2/22/2017	2,286	4,574	—	85.30	2/22/2027	1,410	111,179	1,410	111,179
	3/3/2017	—	—	—	—	—	—	—	935	73,725
	2/21/2018	—	8,962	—	90.70	2/21/2028	2,430	191,606	1,878	148,080

[1] *Stock options vest in three equal annual installments, commencing on the first anniversary of the date of the grant.*

[2] *Amounts shown in this column represent RSU awards. 2016 RSU awards, 2017 RSU awards and 2018 RSU awards vest in full three years from the date of grant. The RSU awards granted prior to 2016 generally vest in full five years from the date of grant, but are subject to accelerated vesting in three years if the targets are met for the applicable LTIP cycle. The RSU award granted to Mr. Hedlund in 2013 vests over seven years following his attainment of age 55. For more information on our RSU awards under our 2006 and 2015 Equity and Performance Incentive Plans, see the discussion provided in the Grants of Plan-Based Award Table.*

[3] *The amounts shown in this column represent RSU and PSU awards pursuant to our 2006 and 2015 Equity and Performance Incentive Plans. Value is calculated using the close price of our common stock on the last trading day of 2018.*

[4] *This column shows the target number of performance shares (PSUs) awarded in 2016, 2017 and 2018. The payout can range from 0 to 200% of the target and is based upon performance during the three-year cycle ending on December 31, 2018 (with respect to PSUs awarded in 2016), December 31, 2019 (with respect to PSUs awarded in 2017), and December 31, 2020 (with respect to PSUs awarded in 2018), as determined by the Compensation and Executive Development Committee. See the CD&A on how performance share payouts are determined.*

2018 Stock Option Exercises and Stock Vested Table

The following table provides information on stock options exercised, as well as RSUs that vested during 2018.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Christopher L. Mapes	—	—	10,720[1]	927,602[2]
Vincent K. Petrella	—	—	3,270[3]	282,953[4]
George D. Blankenship	—	—	2,570[5]	222,382[6]
Steven B. Hedlund	—	—	1,430[7]	123,738[8]
Jennifer I. Ansberry	—	—	590[9]	51,053[10]

[1] *Mr. Mapes remitted 4,900 shares to us in satisfaction of his tax withholding obligations.*

[2] *Total includes $67,780 in cash attributable to dividends earned on RSUs paid directly to Mr. Mapes.*

[3] *Mr. Petrella remitted 1,495 shares to us in satisfaction of his tax withholding obligations.*

[4] *Total includes $20,666 in cash attributable to dividends earned on RSUs paid directly to Mr. Petrella.*

[5] *Mr. Blankenship remitted 1,126 shares to us in satisfaction of his tax withholding obligations.*

[6] *Total includes $16,242 in cash attributable to dividends earned on RSUs paid directly to Mr. Blankenship.*

[7] *Mr. Hedlund remitted 486 shares to us in satisfaction of his tax withholding obligations.*

[8] *Total includes $9,038 in cash attributable to dividends earned on RSUs paid directly to Mr. Hedlund.*

[9] *Ms. Ansberry remitted 182 shares to us in satisfaction of her tax withholding obligations.*

[10] *Total includes $3,729 in cash attributable to dividends earned on RSUs paid directly to Ms. Ansberry.*

2018 Pension Benefits

Retirement Annuity Program (RAP)

No new participants have been added to the RAP since 2006. Accordingly, neither Mr. Mapes nor Mr. Hedlund, who joined Lincoln Electric after 2006, was eligible to participate in the RAP. Effective as of December 31, 2016, the RAP was amended to cease all future benefit accruals for all participants, so that the participants will not earn any additional benefits under the RAP after December 31, 2016.

Supplemental Executive Retirement Plan (SERP)

No new participants have been added to the SERP since 2005. Accordingly, neither Mr. Mapes nor Mr. Hedlund, who joined Lincoln Electric after 2005, nor Ms. Ansberry, who was not eligible to participate in the SERP prior to 2005, participates in the SERP. Effective November 30, 2016, the SERP was amended to cease all future benefit accruals and to fully vest those who had a benefit under the SERP. Effective as of December 1, 2016, pursuant to the amendment of the SERP, the value of the frozen accrued vested benefit of each SERP participant was converted to a notional account balance. The account balance was determined by projecting to December 31, 2016 the participant's SERP benefit and calculating the present value of that projected benefit. Participants have the ability to make investment elections for their account in a manner similar to that undertaken by participants in the amended and restated 2005 Deferred Compensation Plan for Executives.

2018 Pension Benefits Table

The following provides information relating to potential payments and benefits under our RAP for the NEOs who participate in those programs. As noted above, Mr. Mapes and Mr. Hedlund are not participants in the RAP.

Name	Plan Name	Years of Credited Service [#]	Present Value of Accumulated Benefits [$]	Payments During the Last Fiscal Year [$]
Christopher L. Mapes	RAP	—	—	—
Vincent K. Petrella	RAP	21[1]	1,363,097[2]	—
George D. Blankenship	RAP	31[1]	1,053,378[2]	—
Steven B. Hedlund	RAP	—	—	—
Jennifer I. Ansberry	RAP	12[1]	222,587[2]	—

[1] Under the RAP, credited years of service equals actual years of service from the date of hire with Lincoln Electric through December 31, 2016, the date that the RAP was amended to cease all future benefit accruals. All of the NEOs are currently under normal retirement age under the terms of the plan.

[2] This represents the actuarial present value of accrued benefits in the RAP for the NEOs who participate at December 31, 2018. However, this is an estimated full value number that is discounted to a current date. The above actuarial present values were determined using a 4.38% discount rate, RP-2014 Annuitant table, with blue collar adjustment, protected generationally with Scale MP-2018, age 60 commencement and no decrements for death or termination prior to age 60. All of the NEOs who participate are currently vested in their RAP benefits because they each have at least five years of service with us.

Name	When Eligible for a Full, Unreduced Benefit under the RAP	Accrued Annual Benefit Payable under the RAP at Age 60 [as of December 31, 2018] [$][1]
Christopher L. Mapes	N/A	N/A
Vincent K. Petrella	2020	103,836
George D. Blankenship	2022	85,573
Steven B. Hedlund	N/A	N/A
Jennifer I. Ansberry	2033	27,110

[1] Vested participants who are below the normal retirement age of 60 may receive an earlier reduced benefit after he or she reaches age 55.

2018 Deferred Compensation Benefits

Deferred Compensation Plan (Top Hat Plan)

Our amended and restated Deferred Compensation Plan for Executives (Top Hat Plan) is designed to be a "top-hat" plan that complies with Section 409A of the Internal Revenue Code. Participation is limited to management and highly compensated employees as approved by the Committee. Key elements of the Top Hat Plan are as follows:

- A participant may elect to defer a specified dollar amount or percentage of compensation, up to eighty percent (80%) of his or her base salary and bonus amounts for a deferral period.

- A participant may elect to defer a specified percentage of RSUs or performance shares, provided the amount cannot exceed one hundred percent (100%) of his or her RSUs or performance shares for the deferral period. Any RSUs or performance shares that are deferred are paid out in common shares (not cash) when distributed from the plan, subject to a participant's right to diversify RSUs or performance shares deferred, as discussed below.

- Deferrals are credited to participant accounts based on their elections, and accounts are credited with earnings based on the investment elections made by the participant.

- There are currently 28 investment options, 27 of which mirror the third-party managed investment funds available under our 401(k) Plan and one, Moody's Corporate Bond Average Index, which preserves an investment option previously available under our old deferred compensation plan. All of the third-party managed investment options track precisely with the returns reported by the investment managers for the funds to which they are associated. The Moody's Corporate Bond Average Index is derived from pricing data for approximately 100 corporate bonds in the U.S. market, each with current outstandings of over $100 million.

- RSUs and performance shares deferrals are initially invested solely in a Lincoln Electric Stock fund, with no other plan deferrals eligible for investment into that fund. The plan permits a participant to re-allocate RSUs and performance shares that are deferred on the later of 6 months after the date on which the amounts are allocated to the participant's account or the date that the participant has satisfied his or her stock ownership guidelines for officers.

- The plan includes a recovery of funds provision consistent with the requirements of Dodd-Frank.

- Plan distributions are permitted only in the event of separation from service, disability, death, a change in control of the employer or an unforeseeable emergency. Distributions also can be made at a specified time or under a fixed schedule, as stated in the plan at the time of the deferral.

- Amounts deferred under the plan are distributed when a participant terminates employment with us or elects to receive an in-service distribution, which is available to assist participants in meeting shorter-term financial needs. In-service distributions are payable in a lump-sum payment on a date that is at least one calendar year after the date of the applicable deferral period/plan year. Distributions following death or retirement may be made by payment in five, ten or fifteen annual installments or by payment of a single lump sum, except that accounts valued at less than $35,000 are distributed in a single lump-sum payment. The retirement distribution is available for participants starting at age 55. The plan administrator, in its sole discretion, may also allow for financial hardship distributions in certain circumstances. Loans are not permitted under the plan.

Restoration Plan

Our Restoration Plan is designed to provide deferred compensation for eligible employees whose annual compensation is expected to be in excess of the Internal Revenue Code limit on compensation (Code Limit) applicable to the 401(k) Plan. Key elements of the Restoration Plan are as follows:

- Each participant's account is credited each year with deferred amounts of (1) a matching employer contribution equal to 3% of annual compensation that is in excess of the Code Limit; and (2) a non-elective employer contribution of 3% of annual compensation that is in excess of the Code Limit.

- Certain employees affected by the RAP freeze are also eligible to receive employer contributions equal to 6% of annual compensation in excess of the Code Limit for a minimum period of five years, up to the end of the year in which they complete 30 years of service.

- All amounts deferred under the Restoration Plan are fully vested at all times. Amounts credited to participants' accounts under the Restoration Plan will be payable in cash in accordance with the distribution provisions of the Restoration Plan.

- Upon a participant's separation from service prior to age 55, distribution of the amount credited to the participant's account will be made to the participant in a single lump sum payment on the first business day of the seventh month immediately following the participant's separation from service. Upon a participant's separation from service on or after age 55, distribution of the amount credited to the participant's account will be made or commence on the first business day of the seventh month immediately following the participant's separation from service in the form of (1) a single lump sum payment; or (2) substantially equal annual installments over a period of at least two but not more than 15 years, as elected by the participant.

- If a participant's death occurs prior to the distribution of the entire amount credited to his or her account, distribution of the participant's account will be made to the participant's beneficiary in the form of a single lump sum payment.

- Distributions under the Restoration Plan may also be made on account of a participant's unforeseeable emergency.

- Distributions under the Restoration Plan will be made upon a change in control event within the meaning of Section 409A of the Internal Revenue Code.

2018 Nonqualified Deferred Compensation Tables

The following three tables provide deferred compensation information for 2018 for the NEOs.

Top Hat Plan

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Christopher L. Mapes	878,671	–	(838,656)[1]	–	12,412,234[2]
Vincent K. Petrella	425,000	–	39,299[3]	–	2,638,552[2]
George D. Blankenship	540,540	–	(59,850)	–	614,360[2]
Steven B. Hedlund	–	–	(3,096)	–	39,654[2]
Jennifer I. Ansberry	–	–	–	–	–

[1] Of the amount reported, $36,779 is included as compensation for 2018 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

[2] The portions of the amount reported that relate to deferral contributions in prior years have all been reported in the Summary Compensation Table in those years to the extent the individual was a NEO for those years.

[3] Of the amount reported, $16,083 is included as compensation for 2018 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

SERP

Effective November 30, 2016, the SERP was amended to cease all future benefit accruals and to fully vest the benefits to each participant who had a benefit under the SERP. The value of the frozen accrued vested benefit was converted into an account balance as of December 1, 2016. The table below reflects the earnings during 2018 related to the SERP. Each participant has the ability to make investment elections for their account balance in a manner similar to that undertaken by participants in the Top Hat Plan.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Christopher L. Mapes	–	–	–	–	–
Vincent K. Petrella	–	–	98,805[1]	–	2,373,178[3]
George D. Blankenship	–	–	170,714[2]	–	4,099,436[3]
Stephen B. Hedlund	–	–	–	–	–
Jennifer I. Ansberry	–	–	–	–	–

[1] Of the amount reported, $17,402 is included as compensation for 2018 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

[2] Of the amount reported, $30,101 is included as compensation for 2018 in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table above and is described in its footnotes.

[3] The portions of the amount reported that relate to deferral contributions in prior years have all been reported in the Summary Compensation Table in those years to the extent the individual was a NEO for those years.

Restoration Plan

Effective January 1, 2017, all NEOs were eligible to receive deferred compensation amounts credited to an account under the Restoration Plan, providing benefits that could not be provided under the 401(k) Plan due to IRS limitations on covered compensation. The table below reflects the contributions and earnings under the Restoration Plan attributable to such amounts with respect to 2018.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Christopher L. Mapes	—	158,542	(27,906)	—	284,244
Vincent K. Petrella	—	112,390	(22,805)	—	231,339
George D. Blankenship	—	108,081	(16,070)	—	198,789
Stephen B. Hedlund	—	32,758	(5,095)	—	55,844
Jennifer I. Ansberry	—	56,417	(6,768)	—	81,347

TERMINATION AND CHANGE IN CONTROL ARRANGEMENTS

The Key Compensation Programs table highlights the benefits and payments available to NEOs in the event of a termination of employment and/or a change in control. The Termination and Change in Control Table reflects the estimated additional amounts of compensation each NEO would receive in the event of a termination of employment and/or a change in control. Termination events include: a voluntary termination by the executive; normal retirement of the executive (defined as termination at age 60 or later); an involuntary, not-for-cause termination by Lincoln Electric; a for-cause termination by Lincoln Electric; a termination upon a change in control; and a termination due to death or disability. In addition, estimated additional compensation amounts are shown in the event of a change in control without termination of employment. The amounts shown assume that each event occurred on December 31, 2018, the last business day of the calendar year.

Termination of Employment

No written agreements exist that provide additional payments to a NEO in the event of a voluntarily termination of employment with Lincoln Electric or a termination of employment initiated by Lincoln Electric (whether for cause or not). We do not have employment agreements or severance agreements, except for our change in control agreements described below.

Pursuant to our standard employment policies, however, upon termination of employment, a NEO would be entitled to receive the same benefits and payments that are generally available to salaried employees:

- Earned but unpaid base pay, up to the date of termination;
- Earned and unused vacation, up to the date of termination;
- Vested amounts held in the executive's account under our 401(k) Plan;
- Amounts held in the executive's account under our Top Hat Plan (based on the executive's election);
- Deferred vested benefits under our RAP—payments for which could begin at normal retirement age 60 or as early as age 55 (but at a reduced amount).

Change in Control

We have entered into change in control severance agreements with our NEOs. Pursuant to our change in control severance agreements, in the event of a "change in control" and if the NEO's employment with us is terminated without "cause" (as defined in the change in control severance agreement) or the NEO terminates employment with us for "good reason" (as defined in the change in control severance agreement) during the severance period (as described below) (or for certain other employment terminations related to the change in control, as described in the change in control severance agreement), we will make severance payments and provide certain benefits as indicated in the Key Compensation Programs table below.

The severance period commences on the date of the first occurrence of a change in control and ends on the earlier of (a) the second anniversary of the change in control, or (b) the executive's death. Our NEOs are required to abide by certain restrictive covenants and execute a release of claims in order to receive certain severance payments and benefits under the change in control severance agreements.

The following events would constitute a change in control:

- any individual, entity or group is or becomes the beneficial owner of 30% or more of the combined voting power of the then-outstanding voting stock of Lincoln Electric;

- a majority of the Board ceases to be comprised of incumbent Directors;

- certain reorganizations, mergers or consolidations, or the sale or other disposition of all or substantially all of the assets of Lincoln Electric, or certain other corporate transactions are consummated; or

- approval by the shareholders of a complete liquidation or dissolution of Lincoln Electric.

Key Compensation Programs

	Voluntary Termination/ Termination with Cause	Involuntary Termination Termination without Cause	Normal Retirement (age 60)[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
Severance	None	Company has discretion	None	Lump-sum payment equal to the sum of base pay and bonus as described in the severance agreement times three for the CEO and times two for other NEOs.	N/A	N/A
Annual Bonus (EMIP)	Forfeited	Forfeited	Pro-rata portion of EMIP.[3]	Pro-rata portion of EMIP payment equal to the greater of the actual or target amount.	Pro-rata EMIP payment equal to the greater of the actual or target amount.	Pro-rata portion of EMIP.[3]
Long-Term Incentive Plan (Performance Share LTIP)	Forfeited	Forfeited	Pro-rata portion of Performance Share LTIPs, based on actual performance.[4]	Pro-rata portion of Performance Share LTIPs equal to the greater of target or actual performance, if replacement award provided and subsequent qualifying termination.	No accelerated vesting if replacement award provided and continued employment. Pro-rata portion of Performance Share LTIPs granted prior to the change in control, equal to the greater of target or actual performance, if no replacement award provided.	Vesting of Performance Share LTIPs at target.

	Voluntary Termination/ Termination with Cause	Involuntary Termination Termination without Cause	Normal Retirement (age 60)[1]	Change in Control (with Termination)[2]	Change in Control (No Termination)	Death or Disability
Stock Options	Unvested stock options forfeited. Entitled to exercise vested stock options for a period of three months after termination.[6,7]	Unvested stock options forfeited. Entitled to exercise vested stock options for a period of three months after termination.[6,7]	Pro-rata vesting of any unvested stock options for all awards on or after December 1, 2010 with right to exercise such vested options for the remaining period of the original 10-year term.[5,6]	Accelerated vesting of unvested stock options, if replacement award provided and subsequent qualifying termination. Entitled to exercise vested stock options for a period of three months after termination.[6,7]	No accelerated vesting if replacement award provided and continued employment. Accelerated vesting of unvested stock options granted prior to change in control, if no replacement award provided.	Accelerated vesting of unvested stock options. Entitled to exercise stock options for a period of one year after death or three years after disability.[6]
RSUs	Forfeited	Forfeited	Pro-rata vesting of RSU awards.	Accelerated vesting of RSU awards, if replacement award provided and subsequent qualifying termination.	No accelerated vesting if replacement award provided and continued employment. Accelerated vesting of RSU awards granted prior to change in control, if no replacement award provided.	Vesting of RSU awards.
Outplacement	None	None	N/A	Maximum of $100,000 for CEO and $50,000 for the Other NEOs.	N/A	N/A
280G Treatment	N/A	N/A	N/A	[8]	N/A	N/A
Other	Continuing medical and/ or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium.	Continuing medical and/ or dental coverage under COBRA, for which the executive would pay 102% of the applicable premium.	Continuing medical and/or dental coverage as a retiree, with 100% of the premium paid by the executive. Normal vesting of benefits under the SERP, provided the executive is a participant.[11]	Continuing medical insurance (100% of the premium paid by the executive) and life insurance for a period of three years following the NEO's termination date.[9, 10]	[9]	Continuing medical and/ or dental coverage with 100% of the premium paid by the executive (or his or her surviving dependents).

[1] Subject to any 409A deferred payment requirements.

[2] Termination without Cause or termination for Good Reason. With respect to the Performance Shares LTIP, Stock Options and RSUs, such termination without Cause or termination for Good Reason must occur within a period of two years after the Change in Control to receive the accelerated vesting treatment.

[3] Based on the executive's period of employment during the calendar year, subject to achievement of the applicable personal and financial goals.

[4] Based on the executive's periods of employment during each of the open three-year cycles and upon completion of each cycle, subject to achievement of the applicable financial goals.

[5] For awards made prior to December 1, 2010, NEO is entitled to exercise stock options for a period of three years after retirement (after which time the options would expire).

[6] After which time the vested stock options would expire.

[7] Vested options canceled if the executive is terminated for cause or the executive engaged in competitive conduct within six months of termination.

[8] Severance payments reduced to the 280G (excess parachute payment) safe harbor limit, unless the executive would achieve a better after-tax result paying the excise tax imposed on excess parachute payments. No payment, net of taxes, to compensate for any excise tax imposed.

[9] Amounts and/or shares (from vested RSUs or performance shares) held in executives' accounts under the Top Hat Plan automatically paid out.

[10] No age or service credit under the severance agreement.

[11] Financial planning services for the year of retirement and for one calendar year thereafter.

Termination and Change in Control Table

The following table sets forth estimates of the potential incremental payments to each of our NEOs upon the specified termination events and upon a change in control without termination of employment, assuming that each such event took place on the last business day of 2018.

The table does not quantify benefits under plans that are generally available to salaried employees that do not discriminate in favor of NEOs, including the RAP, the 401(k) Plan, the health care plan and the life insurance plan.

The 2018 annual bonus (EMIP) amounts represent the difference between target EMIP and actual EMIP payments (as disclosed in the Non-Equity Incentive Plan Compensation column of the 2018 Summary Compensation Table) if target EMIP exceeds actual EMIP in connection with a hypothetical change in control as of the last business day of 2018. Similarly, the PSU LTIP amounts for 2018 represent the difference between target PSU LTIP and actual PSU LTIP if target PSU LTIP exceeds actual PSU LTIP if a change in control occurred on the last business day of 2018. For 2018, the PSU LTIP amounts below include the pro-rata portion of the target amounts for the two cycles of the PSU LTIP (2017-2019 cycle and 2018-2020 cycle) that were open as of the last business day of 2018. The LTIP amounts below do not include any value for the 2016-2018 actual PSU LTIP, since the cycle paid out above target.

The table below assumes, in the event of a change in control, replacement awards are provided pursuant to the 2015 Equity and Incentive Compensation Plan's respective Stock Option Agreement, Restricted Stock Unit Agreement, and Performance Share Agreement ("Agreements"). Pursuant to the Agreements, if the respective equity awards are not replaced, all outstanding equity awards will accelerate as of the closing date of the change in control. In the event of a change in control where no replacement awards are provided, the accelerated equity values are consistent with the accelerated equity values under Change in Control (Replacement Awards; Qualified Termination), shown below.

In addition, the table includes all equity that is accelerated as a result of termination but does not include the value of outstanding equity awards that have previously vested, such as stock options, which awards are set forth above in the Outstanding Equity Awards at December 31, 2018 table. For descriptions of the compensation plans and agreements that provide for the payments set forth in the following table, including our change in control agreements, see the "Elements of Executive Compensation" discussion contained in the CD&A.

	Christopher L. Mapes	Vincent K. Petrella	George D. Blankenship	Steven B. Hedlund	Jennifer I. Ansberry
Involuntary Termination/Termination without Cause before Normal Retirement	$ 0	$ 0	$ 0	$ 0	$ 0
Normal Retirement (Age 60):	**Not Eligible**	**Not Eligible**	**Not Eligible**	**Not Eligible**	**Not Eligible**
Long-Term Incentive Plan (PSU LTIP)	$ 0	$ 0	$ 0	$ 0	$ 0
Stock Options—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
RSUs—Accelerated Vesting	$ 0	$ 0	$ 0	$ 0	$ 0
Change in Control (Replacement Awards; Qualified Termination):	**$14,049,404**	**$4,783,489**	**$3,688,576**	**$3,034,027**	**$2,127,452**
Severance	$ 8,324,110	$ 2,566,025	$ 2,268,910	$ 1,545,888	$1,400,000
2018 Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentive Plan (PSU LTIP)	$ 1,140,062	$ 262,825	$ 215,336	$ 133,489	$ 127,228
Stock Options—Accelerated Vesting	$ 614,604	$ 151,252	$ 121,947	$ 56,849	$ 41,247
RSUs—Accelerated Vesting	$ 5,305,107	$ 1,753,387	$ 1,032,383	$ 1,247,801	$ 508,977
Outplacement Estimate	$ 100,000	$ 50,000	$ 50,000	$ 50,000	$ 50,000
280G Cutback	$ (1,434,479)	$ 0	$ 0	$ 0	$ 0

	Christopher L. Mapes	Vincent K. Petrella	George D. Blankenship	Steven B. Hedlund	Jennifer I. Ansberry
Change in Control (Replacement Awards; No Termination):	$ 0	$ 0	$ 0	$ 0	$ 0
2018 Annual Bonus (EMIP)	$ 0	$ 0	$ 0	$ 0	$ 0
Long-Term Incentive Plan (PSU LTIP)	N/A	N/A	N/A	N/A	N/A
Stock Options—Accelerated Vesting	N/A	N/A	N/A	N/A	N/A
RSUs—Accelerated Vesting	N/A	N/A	N/A	N/A	N/A
Death or Disability:	$ 8,187,558	$ 2,429,022	$ 1,584,414	$ 1,583,673	$ 816,906
Long-Term Incentive Plan (PSU LTIP)	$ 2,267,847	$ 524,383	$ 430,084	$ 279,023	$ 266,682
Stock Options—Accelerated Vesting	$ 614,604	$ 151,252	$ 121,947	$ 56,849	$ 41,247
RSUs—Accelerated Vesting	$ 5,305,107	$ 1,753,387	$ 1,032,383	$ 1,247,801	$ 508,977

Pay Ratio

For 2018, we estimate that the ratio of the total annual compensation of our CEO ($7,018,906) to the total annual compensation of our median employee ($45,099) is 156:1. We determined our median employee based on total cash and equity compensation paid to our active employees as of October 1, 2018. We included all full time, part time, seasonal and temporary employees, whether employed domestically or overseas, and whether employed directly or by a consolidated subsidiary. Compensation for employees hired during 2018 was annualized for all employees other than seasonal employees. Once the median employee was identified, total annual compensation for the employee was calculated using the same methodology used for our NEOs as set forth in the 2018 Summary Compensation Table. Of the employees that were identified as potential median employees, we selected an employee based in the U.S. that was representative of our largest portion of our workforce. Given the different methodologies that various public companies will use to determine an estimate of their pay ratio, the estimated ratio reported above should not be used as a basis for comparison between companies.

MANAGEMENT OWNERSHIP OF SHARES //

The following table sets forth certain information regarding ownership of shares of common stock of Lincoln Electric as of December 31, 2018 (except as otherwise indicated) by each of our Directors, Director nominees and NEOs (and Directors, Director nominees and executive officers as a group). Except as otherwise indicated, voting and investment power with respect to shares reported in this table are not shared with others.

RSUs and performance shares are generally not reflected in the table as there is no ability to vote or invest the shares attributable to them until they vest. The table includes shares that would be received upon the vesting of RSUs within 60 days of December 31, 2018.

BENEFICIAL OWNERSHIP TABLE

Directors	Number of Shares of Lincoln Electric Common Stock Beneficially Owned[1]	Percent of Class
Curtis E. Espeland	10,543[2]	*
Patrick P. Goris	549[3]	*
Stephen G. Hanks	22,042[2]	*
Michael F. Hilton	5,313[2]	*
G. Russell Lincoln	271,818[5]	*
Kathryn Jo Lincoln	844,471[6]	1.33%
William E. MacDonald, III	15,307[2]	*
Phillip J. Mason	12,928[2]	*
Ben P. Patel	1,113[4]	*
Hellene S. Runtagh	25,867[2]	*
NEOs		
Christopher L. Mapes	398,940[7]	*
Vincent K. Petrella	154,950[8]	*
George D. Blankenship	114,602[9]	*
Steven B. Hedlund	53,968[10]	*
Jennifer I. Ansberry	20,305[11]	*
All Directors, Director Nominees and Executive Officers as a group (23 persons)	2,181,610[12]	3.39%

*Indicates less than 1%

[1] Reported in compliance with the beneficial ownership rules of the SEC, under which a person is deemed to be the beneficial owner of a security, for these purposes, if he or she has or shares voting power or investment power over the security or has the right to acquire the security within 60 days of December 31, 2018. With respect to the NEOs and executive officers, the amounts reported do not include any performance shares that vested and paid out in March 2019, as the number of performance shares to be received by each executive officer was unknown within 60 days of December 31, 2018.

[2] Includes 1,347 restricted shares.

[3] Includes 549 restricted shares.

[4] Includes 1,113 restricted shares.

[5] Of the shares reported, Mr. Lincoln held of record 214,923 shares, 1,347 shares of which are restricted shares. An additional 1,028 shares held of record by his spouse. The remaining shares were held of record as follows: 35,154 shares by the Laura R. Heath Family Trust for which Mr. Lincoln serves as a trustee; 20,713 shares by The G.R. Lincoln Family Foundation for which Mr. Lincoln serves as a trustee. Mr. Lincoln disclaims beneficial ownership of the shares held by his spouse, the trusts and the Foundation.

[6] Of the shares reported, 42,847 shares were held of record by a trust established by Ms. Lincoln, under which she has sole investment and voting power, and 1,347 shares were held of record by Ms. Lincoln, all of which are restricted shares. The remaining 800,277 shares were held of record by The Lincoln Institute of Land Policy, of which Ms. Lincoln is the Chair, as to which shares Ms. Lincoln disclaims beneficial ownership.

[7] Of the shares reported, Mr. Mapes held of record 35,721 shares. Mr. Mapes has the right to acquire 19,915 shares upon the vesting of RSUs within 60 days of December 31, 2018. Mr. Mapes has or had the right to acquire 343,304 shares upon the exercise of stock options within 60 days of December 31, 2018.

[8] *Of the shares reported, Mr. Petrella held of record 46,843 shares, 39,837 shares of which are held jointly with spouse and 3,224 shares of which are held in the 401(k) Plan. Mr. Petrella has the right to acquire 4,900 shares upon the vesting of RSUs within 60 days of December 31, 2018. Mr. Petrella has or had the right to acquire 103,207 shares upon the exercise of stock options within 60 days of December 31, 2018.*

[9] *Of the shares reported, Mr. Blankenship held 44,554 shares, 2,140 shares of which are held jointly by Mr. Blankenship and his spouse and 6,002 shares of which are held in the 401(k) Plan. Mr. Blankenship has the right to acquire 3,950 shares upon the vesting of RSUs within 60 days of December 31, 2018. Mr. Blankenship has or had the right to acquire 66,098 shares upon the exercise of stock options within 60 days of December 31, 2018.*

[10] *Of the shares reported, Mr. Hedlund held 9,941 shares, 292 shares of which are held in the SPP Plan, and 2,193 shares of which are held in the 401(k) Plan. Mr. Hedlund has the right to acquire 1,840 shares upon the vesting of RSUs within 60 days of December 31, 2018. Mr. Hedlund has or had the right to acquire 42,187 shares upon the exercise of stock options within 60 days of December 31, 2018.*

[11] *Of the shares reported, Ms. Ansberry held 825 shares. Ms. Ansberry has the right to acquire 1,335 shares upon the vesting of RSUs within 60 days of December 31, 2018. Ms. Ansberry has the right to acquire 18,145 shares upon the exercise of stock options within 60 days of December 31, 2018.*

[12] *Includes 42,225 shares which are RSUs which are held by all executive officers, as a group, that vest within 60 days of December 31, 2018 and 722,639 shares which all executive officers, as a group, have or had the right to acquire upon the exercise of stock options within 60 days of December 31, 2018.*

In addition to the above management holdings, as of December 31, 2018, the 401(k) Plan held 1,342,075 shares of our common stock, or approximately 2.11% of the shares of our common stock outstanding.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information regarding outstanding options and shares reserved for issuance under our equity compensation plans as of December 31, 2018:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights [a][1]	Weighted-average exercise price of outstanding options, warrants and rights [b][2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column [a]) [c][3]
Equity compensation plans approved by security holders	2,036,869	$63.19	3,710,464
Equity compensation plans not approved by security holders[4]	—	—	—
Total	2,036,869	—	3,710,464

[1] *The amount shown in column (a) includes the following: nonqualified stock options of 1,431,038; deferred restricted stock units of 99,801; performance-based restricted stock units of 107,045 (assuming payout levels at target); and time-based restricted stock units of 398,985.*

[2] *The weighted average exercise price in column (b) includes nonqualified stock options only.*

[3] *The amount shown in column (c) represents common shares remaining available under the 2015 Equity and Incentive Compensation Plan ("Employee Plan") and the 2015 Stock Plan for Non-Employee Directors ("2015 Director Plan"). The Employee Plan provides for the granting of options, appreciation rights, restricted shares, restricted stock units and performance-based awards. The 2015 Director Plan provides for the granting of options, restricted shares and restricted stock units. Under the Employee Plan, for any award that is not an Option Right or Appreciation Right, 3.24 common shares are subtracted from the maximum number of common shares available under the plan for every common share issued under the award. For awards of Option Rights or Appreciation Rights, however, only one common share is subtracted from the maximum number of common shares available under the Employee Plan for every common share granted. The amount in the table assumes payout levels at target for performance-based restricted stock units. Under the Director Plan only one common share is subtracted from the maximum number of common shares available for every common share granted.*

[4] *The Company does not maintain equity compensation plans that have not been approved by its shareholders.*

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors, executive officers and beneficial owners of 10% or more of the outstanding shares of common stock of Lincoln Electric to file reports of beneficial ownership and changes in beneficial ownership with respect to our securities with the SEC and to furnish copies of those reports to us. Based solely on a review of the Forms 3, 4 and 5 and amendments thereto furnished to us with respect to the fiscal year ended December 31, 2018, we believe that for the year 2018 all filing requirements were met on a timely basis. Mr. Lincoln filed one late Form 4 with the SEC on July 20, 2018, in connection with a sale of shares from the Samuel Powell Trust that occurred in 2011.

OTHER OWNERSHIP OF SHARES //

Set forth below is information about the number of shares held by any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act) known to us to be an owner of more than 5% of the shares of our common stock as of December 31, 2018.

Name and Address of Beneficial Owner	No. of Shares and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 55 East 52nd Street New York, New York 10055	6,023,122[1]	9.48%
The Vanguard Group 100 Vanguard Boulevard Malvern, Pennsylvania 19355	6,151,195[2]	9.68%
State Street Corporation One Lincoln Street Boston, Massachusetts 02111	3,477,034[3]	5.47%

(1) According to its Schedule 13G/A filed on February 6, 2019, BlackRock, Inc. has sole voting power over 5,775,138 shares and sole dispositive power over 6,023,122 shares. In its Schedule 13G/A filing, BlackRock states that the shares of our common stock reported in the filing were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(2) According to its Schedule 13G/A filed on February 12, 2019, The Vanguard Group has sole voting power over 34,988 shares, shared voting power over 7,666 shares, sole dispositive power over 6,114,795 shares and shared dispositive power over 36,400 shares. In its Schedule 13G/A filing, Vanguard Group states that the shares of our common stock reported in the filing were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

(3) According to its Schedule 13G/A filed on February 14, 2019, State Street Corporation has shared voting power over 3,382,338 shares and shared dispositive power over 3,477,034 shares. In its Schedule 13G/A filing, State Street Corporation states that the shares of our common stock reported in the filing were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION //

During 2018, none of the Compensation and Executive Development Committee members were employees of Lincoln Electric or any of its subsidiaries, and there were no reportable business relationships between Lincoln Electric and the Compensation and Executive Development Committee members. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our Compensation and Executive Development Committee. In addition, none of our executive officers serves as a member of the compensation committee of any entity that has one or more of its executive officers serving as a member of our Board.

EXECUTIVE BIOGRAPHIES //

The biographies of our executive officers are hereby incorporated by reference from our Form 10-K for the fiscal year ended December 31, 2018, filed on February 27, 2019 on page 9.

BOARD PROPOSALS //



PROPOSAL 1—ELECTION OF DIRECTORS

Proposal 1 can be found beginning on page 13 of this Proxy Statement.



PROPOSAL 2—RATIFICATION OF INDEPENDENT AUDITORS

A proposal will be presented at the Annual Meeting to ratify the appointment of Ernst & Young LLP as our independent auditors to examine our books of account and other records and our internal control over financial reporting for the fiscal year ending December 31, 2019.

Fees for professional services provided by Ernst & Young LLP as our independent auditors in each of the last two fiscal years, in each of the following categories are:

	2018	2017
Audit Fees	$3,318,000	$3,474,000
Audit-Related Fees	72,000	14,000
Tax Fees	436,000	235,000
All Other Fees	0	0
Total Fees	$3,826,000	$3,723,000

Audit Fees include fees associated with the annual integrated audit of the financial statements and internal control over financial reporting in 2018 and 2017, the reviews of our quarterly reports on Form 10-Q, certain statutory audits required for our international subsidiaries and services provided in connection with regulatory filings with the SEC. Audit-Related Fees for 2018 and 2017 primarily relate to audit-related services associated with audits of employee benefit plans, acquisitions and other audit-related requirements with international statutory audits. Tax Fees include tax compliance and tax advisory services. All Other Fees include the fees billed for products and services provided other than the services reported under Audit Fees, Audit-Related Fees and Tax Fees.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established a policy regarding pre-approval of all audit and non-audit services performed by our independent auditors, including the scope of and fees for such services. Generally, requests for audit, audit-related and tax services, each as defined in the policy, must be presented for approval prior to the performance of such services, to the extent known at that time. For 2018, the Audit Committee has resolved that four specific categories of services, namely audit services, audit-related services related to acquisitions, new accounting pronouncements and other international statutory requirements, tax advisory services, and tax compliance services, are permissible without itemized pre-approval in an amount not to exceed for each service:

Pre-Approval Amount	Services
$200,000	Audit, and Audit-Related services for acquisitions, new accounting pronouncements and other international statutory requirements
$800,000	Tax Advisory and Tax Compliance services
[For 2017, the Pre-Approval Amount for the four categories of services was $200,000 for each service]	

Itemized detail of all such services performed is subsequently provided to the Audit Committee. In addition, our independent auditors are prohibited from providing certain services described in the policy as prohibited services. All of the fees included in Audit Fees, Audit-Related Fees and Tax Fees shown above were pre-approved by the Audit Committee (or included in the $200,000 or $800,000 limits, as applicable, for certain services as detailed above).

Generally, requests for independent auditor services are submitted to the Audit Committee by our Executive Vice President, CFO and Treasurer (or other member of our senior financial management) and our independent auditors for consideration at the Audit Committee's regularly scheduled meetings. Requests for additional services in the categories mentioned above may be approved at subsequent Audit Committee meetings to the extent that none of such services is performed prior to its approval (unless such services are included in the categories of services that fall within the dollar limits detailed above). The Chairman of the Audit Committee is also delegated the authority to approve independent auditor services requests under certain dollar thresholds provided that the pre-approval is reported at the next meeting of the Audit Committee. All requests for independent auditor services must include a description of the services to be provided and the fees for such services.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate shareholder questions. Although ratification of the appointment of the independent auditors is not required by law, the Audit Committee and the Board believe that shareholders should be given the opportunity to express their views on the subject. While not binding on the Audit Committee or the Board, the failure of the shareholders to ratify the appointment of Ernst & Young LLP as our independent auditors would be considered by the Board in determining whether or not to continue the engagement of Ernst & Young LLP. Ultimately, the Audit Committee retains full discretion and will make all determinations with respect to the appointment of independent auditors, whether or not our shareholders ratify the appointment.

Majority Vote Needed

Ratification requires the affirmative vote of the majority of the shares of our common stock present or represented and entitled to vote on the matter at the Annual Meeting. Unless otherwise directed, shares represented by proxy will be voted **FOR** ratification of the appointment of Ernst & Young LLP. Abstentions will have the same effect as a vote "against" the proposal.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE
APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT AUDITORS



PROPOSAL 3—ADVISORY VOTE ON EXECUTIVE COMPENSATION

At our 2018 Annual Meeting, approximately 98% of the shareholders who voted on the "say-on-pay" proposal voted for the compensation of our NEOs. The Compensation and Executive Development Committee believes that the shareholder vote reinforces the philosophy and objectives of our executive compensation program. Our next say-on-pay vote will be held at the 2020 Annual Meeting.

Our compensation philosophy is to pay for performance, a philosophy that has been rooted in our history and tradition for nearly 125 years. Our compensation program consists of elements designed to complement one another and focus on both short-term and long-term performance. The Compensation and Executive Development Committee regularly reviews peer group data and best practices and trends related to executive compensation to ensure that our programs are properly aligned with our business strategy and philosophy, as well as promote shareholder value. The Committee receives advice from independent consultants. In addition to the information provided earlier in the CD&A section above, we believe shareholders should consider the following in determining whether to approve this proposal:

Our Culture and Performance

To maintain a performance-driven culture, we:

- expect our executives to deliver above-market financial results;
- provide systems that tie executive compensation to superior financial performance;
- take action when needed to address specific business challenges; and
- maintain good governance practices in the design and operation of our executive compensation programs.

We have a long track record of delivering increased value to our shareholders.

Pay for Performance

In designing our executive compensation programs, a core philosophy is that our executives should be rewarded when they deliver financial results that provide value to our shareholders. Therefore, we have established a program that ties executive compensation to superior financial performance.

We have a balanced pay mix between short-term and long-term incentives:

- **Base Salaries.** Base salaries for our NEOs are generally targeted at the 45th percentile of benchmark data (below market median). For 2018, the average base salary increase for the NEOs was 6.5%, largely as a result of recent promotions. Excluding promotions, the average base salary increase was 2.8%.

- **Annual Bonus Awards Are Aligned with Our Performance and Contain a Balanced Mix of Metrics.** The total cash compensation for our NEOs, which includes base pay and the annual bonus (EMIP), is targeted at the 65th percentile of benchmark data (above market median). The EMIP is based on a balance of metrics—both financial and personal—with the financial components based on EBITB and AOWC/Sales for Compensation Purposes and with a mix of consolidated and, if applicable, segment performance. For 2018, annual bonus payments for the NEOs increased 11%, largely as a result of recent promotions. Excluding promotions, annual bonus payments increased 3%.

- **Performance Share LTIP Payouts Were Above Targets.** For the 2016-2018 performance cycle, the Performance Share LTIP paid out above target, as a result of ROIC for Compensation Purposes performance above target and Adjusted Net Income for Compensation Purposes performance above threshold.

- **Long-Term Incentives Are Aligned with the Interests of Our Shareholders.** We believe that incentives should be based on factors that deliver long-term sustainability for Lincoln Electric. Therefore, the NEOs receive three types of long-term incentives. The three components are: (1) stock options, (2) RSUs and (3) a Performance Share LTIP. Total awards are targeted at the 50th percentile of benchmark data (at market median).

Good Governance Practices

In addition to our emphasis on pay for performance, we design our programs to be current with best practices and good corporate governance. We also consider the risks associated with any particular program, design or compensation decision. We believe these assessments result in sustained, long-term shareholder value. Some of the governance practices include:

- Officers Are Subject to Stock Ownership Guidelines

- Compensation and Executive Development Committee Receives Regular Updates

- Compensation and Executive Development Committee Retains Independent Advisors

- No Compensation Consultant Conflicts of Interest

- No Multi-Year Guarantees on Compensation

- No Dividends on Unvested RSUs

- Broad Clawback Policy

- Change in Control Agreements Require a Double-Trigger

- No Tax Gross-Ups

- No Hedging or Pledging of Lincoln Electric stock by officers

- Limited Perquisites

As illustrated above, the Compensation and Executive Development Committee has and will continue to take action to structure our executive compensation program in a manner that is performance-based, current with best practices and good corporate governance and aimed at sustaining long-term shareholder value. The Board believes that the executive compensation disclosed in the CD&A section, tabular disclosures (including the 2018 Summary Compensation Table) and other narrative disclosures in this proxy statement aligns with our peer group pay practices and compensation philosophy.

Upon the recommendation of the Board, and for the reasons stated above, we ask shareholders to consider the following resolution:

> **RESOLVED,** that the compensation awarded to our NEOs, as disclosed pursuant to Item 402 of Regulation S-K in the Compensation Discussion and Analysis and the tabular disclosure (together with the accompanying narrative disclosure) in this Proxy Statement, as required by the rules of the Securities and Exchange Commission, is hereby approved on an advisory basis.

Your Vote Matters to Us

As an advisory vote, this proposal is not binding on us. However, the Compensation and Executive Development Committee, which is responsible for designing and administering our executive compensation programs, values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for NEOs.

Majority Vote Needed

A favorable vote of a majority of the shares of our common stock present or represented by proxy and entitled to vote on the matter is necessary for approval of the proposal. Abstentions will have the same effect as a vote "against" the proposal and broker non-votes will not be counted for determining whether the proposal is approved.

> **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE, ON AN ADVISORY BASIS, <u>FOR</u> APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS**

AUDIT COMMITTEE REPORT //

The Audit Committee consists solely of independent Directors within the meaning of the Nasdaq listing standards. The Audit Committee oversees our financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal control over financial reporting. In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management the audited financial statements in the Annual Report, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Audit Committee discussed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of our accounting principles and such other matters as are required to be discussed with the Audit Committee under PCAOB Auditing Standard No. 1301, *Communications with Audit Committees*. In addition, the Audit Committee has received and discussed with the independent auditors written disclosures regarding their independence as required by PCAOB Ethics and Independence Rule 3526, *Communication with Audit Committees Concerning Independence*.

The Audit Committee discussed with our internal and independent auditors the overall scope and plan for their respective audits. The Audit Committee met with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the SEC. The Audit Committee and the Board have also recommended the selection of Ernst & Young LLP as our independent auditors for the year ending December 31, 2019 and the ratification thereof by the shareholders.

By the Audit Committee:
Stephen G. Hanks, Chair
Curtis E. Espeland
Patrick P. Goris
Michael F. Hilton
G. Russell Lincoln
Ben P. Patel

FAQS //

Who is soliciting proxies and why? Who is paying for the cost of this proxy solicitation?
Your proxy is being solicited by our Board and we will pay the cost of the solicitation. Certain of our officers and other employees may also solicit proxies, but will not receive any additional compensation for these activities. In addition, we reimburse custodians, nominees and fiduciaries for reasonable expenses incurred in forwarding proxy materials to beneficial owners and obtaining their proxies.

How do we distribute proxy materials to shareholders sharing the same address?
To reduce the expense of delivering duplicate voting materials, we have taken advantage of "householding" rules. These rules permit us to deliver only one set of voting materials to shareholders who share the same address; meaning only one copy of the Annual Report, proxy statement and any other shareholder communications will be sent to those households. Each shareholder will, however, receive a separate proxy card.

How do I obtain a separate set of proxy materials?
If you share an address with another shareholder and have received only one copy of the proxy materials, you may request that we send a separate copy to you at no cost. You may also request that we send only one set of these materials to you if you are receiving multiple copies. You may make these requests by sending a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117.

Who may vote?
Record holders as of the close of business on February 28, 2019, the record date, are entitled to vote at the Annual Meeting. On that date, 63,097,077 shares of our common stock were outstanding. Each share is entitled to one vote on each proposal brought before the meeting.

What is required for there to be a quorum at the Annual Meeting?
Holders of at least a majority of the shares of our common stock issued and outstanding on the record date (February 28, 2019) must be present, in person or by proxy, for there to be a quorum in order to conduct business at the meeting.

May I attend the Annual Meeting in person?
Registered holders of our common shares, as well as beneficial owners of our common shares who submit appropriate documentation, as described below, may attend the Annual Meeting in person if they held their shares as of the record date (February 28, 2019). If you plan to attend the Annual Meeting and are a registered holder, please check the attendance box on the proxy card or indicate so when prompted if you are voting by telephone or over the Internet.

What is the difference between holding shares as a shareholder of record and as a beneficial holder?
- **Shareholder of Record.** If your shares are registered in your name with our transfer agent/registrar, you are considered the shareholder of record and these proxy materials have been sent directly to you. You may vote in person at the meeting. You may also grant us your proxy to vote your shares by telephone, via the Internet or by mailing your signed proxy card in the envelope provided.

- **Beneficial Holder of Shares Held in "Street Name."** If your shares are held in a brokerage account, by a trustee, or by another nominee, then that person is considered the shareholder of record and the shares are considered held in "street name." We sent these proxy materials to that other person, and they have been forwarded to you with a voting instruction card. As a beneficial owner, you have the right to direct your nominee on how to vote your shares and you are also invited to attend the meeting. However, you are not the shareholder of record and you may not vote in person at the meeting unless you obtain a legal proxy from the nominee that holds your shares. Please refer to the information your nominee provided to see what voting options are available to you. If you have not heard from your nominee, please contact them as soon as possible.

What shares are included on the proxy card?

If you are both a registered shareholder and a participant in The Lincoln Electric Company Employee Savings Plan (401(k) Plan), you may have received one proxy card that shows all the shares registered in your name, including any dividend reinvestment plan shares, and all shares you have credited to your 401(k) Plan account. Accordingly, your proxy card also serves as your voting directions to the 401(k) Plan Trustee.

Please note, however, that unless the identical name(s) appeared on all your accounts, we were not able to consolidate your share information. If that was the case, you received more than one proxy card and must vote each one separately.

If your shares are held through a nominee, you will receive either a voting form or a proxy card from them, instructing you on how to vote your shares.

If you are both a record holder of shares and a beneficial holder of additional shares, you will receive a proxy card(s) directly from us as well as a voting instruction card from your nominee.

What is a broker non-vote and what effect does it have?

Brokers or other nominees who hold our common stock for a beneficial owner have the discretion to vote on routine proposals when they have not received voting instructions from the beneficial owner. However, your nominee is not permitted to vote on your behalf on the election of Directors (Proposal 1) and other non-routine matters (Proposal 3) unless you provide specific voting instructions to them by following the instructions provided to you.

A broker non-vote occurs when a broker or other nominee does not receive voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares. **Therefore, if you hold your shares beneficially through a nominee, you must communicate your voting instructions to them to have your shares voted.**

Broker non-votes, as well as abstentions, will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but broker non-votes will not be counted for purposes of determining the number of votes present in person or represented by proxy and entitled to vote (i.e., it will not be considered a vote "cast") with respect to a particular proposal.

How do I vote?

Registered Holders

If your shares are registered in your name, you may vote in person or by proxy in any one of four ways outlined in the Proxy Summary section of this Proxy Statement.

Participants in the 401(k) Plan

If you participate in the 401(k) Plan, the plan's independent Trustee, Fidelity Management Trust Company, will vote your 401(k) Plan shares according to your voting directions. You may give your voting directions to the plan Trustee by Internet, by telephone or by mail. If you do not return your voting instruction card or do not vote over the Internet or by telephone, the Trustee will not vote your plan shares. Because 401(k) Plan shares are held in a qualified plan, you are not able to vote 401(k) Plan shares in person at the Annual Meeting.

Beneficial Holders of Shares Held in "Street Name"

If your shares are held by a bank, broker, trustee or some other nominee (in street name), that entity will give you separate voting instructions.

If you hold your shares in street name, and you also wish to vote at the Annual Meeting, you must obtain a proxy, executed in your favor, from your nominee.

What happens if I sign, date and return my proxy but do not specify how I want my shares voted on the proposals?

Registered Shareholders

If you sign, date and return your proxy card but do not specify how you want to vote your shares, your shares will be voted **FOR** the election of all of the Director nominees, **FOR** the ratification of the appointment of our independent auditors, and **FOR** the approval of the compensation of our NEOs.

"Street Name" Shareholders

Your nominee may vote your uninstructed shares only on those proposals on which it has discretion to vote. Your nominee does not have discretion to vote your uninstructed shares on non-routine matters such as Proposal 1 (election of Directors) and Proposal 3 (advisory vote on executive compensation). However, your nominee does have discretion to vote your uninstructed shares on routine matters such as Proposal 2 (ratification of independent auditors).

May I revoke my proxy or change my vote?

Yes. If you are a registered holder, you may change or revoke your proxy prior to the closing of the polls in any one of the following FOUR ways:

1. By sending a written notice to our Corporate Secretary stating that you want to revoke your proxy;
2. By submitting a properly completed and signed proxy card with a later date (which will automatically revoke the earlier proxy);
3. By entering later-dated voting instructions by telephone or Internet (which will automatically revoke the earlier proxy); or
4. By voting in person at the Annual Meeting after requesting that the earlier proxy be revoked. Because 401(k) plan shares are held in a qualified plan, you are not able to revoke or change your vote on 401(k) plan shares at the Annual Meeting.

If your shares are held by a nominee, you will have to check with your nominee to determine how to change your vote.

Who counts the votes?

We have engaged Broadridge Financial Solutions, Inc. as our independent agent to receive and tabulate the votes. Broadridge will also act as our inspector of elections at the Annual Meeting.

May I receive future shareholder communications over the Internet?

If you are a registered shareholder, you may consent to receiving future shareholder communications (e.g., proxy materials) over the Internet instead of the mail. You may give your consent by marking the appropriate box on your proxy card or following the prompts given you when you vote by telephone or over the Internet. If you choose electronic access, once there is sufficient interest in electronic delivery, we will discontinue mailing materials to you. However, you will still receive a proxy card, together with a formal notice of the meeting, in the mail.

Providing shareholder communications over the Internet may reduce our printing and postage costs and the number of paper documents that you would otherwise receive. Once you give your consent, it will remain in effect until you inform us otherwise.

If your shares are held through a nominee, check the information provided by that entity for instructions on how to choose to access future shareholder communications over the Internet.

When are shareholder proposals due for next year's Annual Meeting in 2020?

In order for proposals to be considered for inclusion in next year's proxy statement for the 2020 Annual Meeting, a shareholder proposal must be received in writing by the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199 on or before November 23, 2019. In addition, if shareholders want to present proposals at our 2020 Annual Meeting that are not included in Lincoln Electric's proxy materials, they must comply with the requirements set forth in our Amended and Restated Code of Regulations. Specifically, they must provide written notice containing certain information and such notice must be received no later than January 25, 2020 and no earlier than December 26, 2019. If the Board of Directors chooses to present any information submitted after the applicable deadlines at the 2020 Annual Meeting, then the persons named in proxies solicited by the Board for the 2020 Annual Meeting may exercise discretionary voting power with respect to such information.

May I submit a nomination for Director?

Our Amended and Restated Code of Regulations permits shareholders to nominate persons for election as a Director but requires that nominations be received in the Corporate Secretary's Office at least 80 days before the date of the annual meeting at which the nomination is to be made. If we have not publicly announced the date of the annual meeting more than 90 days prior to the annual meeting date, shareholder nominations must be received in the Corporate Secretary's Office no later than the close of business on the tenth day following the day on which we publicly announced the date of the annual meeting.

For this year's Annual Meeting, we had to receive nominations not later than the close of business on January 28, 2019, as we publicly announced the date of this year's Annual Meeting on January 15, 2019, which is more than 90 days prior to this year's Annual Meeting date. Accordingly, no additional nominations can be made for this year's Annual Meeting.

To nominate a candidate for election as Director, a shareholder must send a written notice to the Corporate Secretary at Lincoln Electric Holdings, Inc., 22801 St. Clair Avenue, Cleveland, Ohio 44117-1199. The notice must include the information about the shareholder and about the person he or she intends to nominate that is required by our Amended and Restated Code of Regulations.

How do I contact Lincoln Electric?

For general information, shareholders may contact Lincoln Electric at the following address:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199
Attention: Amanda Butler, Vice President, Investor Relations & Communications

Throughout the year, you may visit our website at www.lincolnelectric.com for information about current developments at Lincoln Electric.

How do I contact the Directors?

Shareholders may send communications to any or all of our Directors through the Corporate Secretary at the following address:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117-1199
Attention: Corporate Secretary

The name of any specific intended Board recipient should be noted in the communication. Prior to forwarding any correspondence, the Corporate Secretary will review such correspondence and, in his or her discretion, not forward certain items if they are deemed of a frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, some of that correspondence may be forwarded elsewhere within Lincoln Electric for review and possible response.

APPENDIX A—DEFINITIONS AND NON-GAAP FINANCIAL MEASURES //

The discussion of our results in the CD&A and other sections of this Proxy Statement includes reference to our EBIT, EBITB, Adjusted net income, Adjusted diluted earnings per share, Adjusted EBIT, Adjusted operating income, Adjusted operating income margin, Adjusted effective tax rate, Return on Invested Capital (ROIC), Average Operating Working Capital to Sales (AOWC/Sales), 3-year and 5-year Total Shareholder Return (TSR), Organic Sales, Cash Conversion and Free Cash Flow (FCF) performance. Some of these metrics are considered Non-GAAP financial measures, as management uses various GAAP and non-GAAP financial measures in assessing and evaluating our underlying operating performance. Non-GAAP financial measures exclude the impact of special items on our reported financial results. Non-GAAP financial measures should be read in conjunction with the generally accepted accounting principles in the United States ("GAAP"), as non-GAAP measures are a supplement to, and not a replacement for, GAAP financial measures. The following defines the financial and non-GAAP financial measures discussed in the CD&A and other sections of this Proxy Statement:

ADJUSTED DILUTED EARNINGS PER SHARE
Adjusted Diluted Earnings Per Share is defined as reported Diluted Earnings Per Share excluding certain disclosed special items.

ADJUSTED EBIT
Adjusted EBIT is defined as reported EBIT excluding certain disclosed special items.

ADJUSTED EFFECTIVE TAX RATE
Adjusted Effective Tax Rate is defined as reported Effective Tax Rate excluding the tax effect of certain disclosed special items.

ADJUSTED NET INCOME
Adjusted Net Income is defined as reported Net Income excluding certain disclosed special items.

ADJUSTED NET INCOME FOR COMPENSATION PURPOSES
Adjusted Net Income for Compensation Purposes is defined as reported Net Income excluding certain disclosed special items and other adjustments as approved by the Compensation and Executive Development Committee.

ADJUSTED OPERATING INCOME
Adjusted Operating Income is defined as reported Operating Income excluding certain disclosed special items.

ADJUSTED OPERATING INCOME MARGIN
Adjusted Operating Income Margin is defined as Adjusted Operating Income divided by Net sales.

AOWC/SALES
AOWC/Sales is defined as net operating working capital as of period end divided by annualized rolling three months of sales. Net operating working capital is defined as Accounts receivable plus Inventory less Trade accounts payable.

AOWC/SALES FOR COMPENSATION PURPOSES
AOWC/Sales for Compensation Purposes is defined as the three-month average operating working capital (gross accounts receivable plus gross inventory less trade accounts payable) divided by the rolling twelve-months of sales calculated at budgeted exchange rates and adjusted for the results of businesses acquired during the year.

CASH CONVERSION
Cash Conversion is defined as Free Cash Flow divided by Adjusted Net Income.

EBIT
EBIT is an amount equal to earnings before interest and tax defined as operating income plus equity earnings in affiliates and other income.

EBITB
EBITB is an amount equal to earnings before interest, tax and bonus, calculated at budgeted exchange rates and adjusted for special items as determined by management. The adjustments for special items include such items as rationalization charges, certain asset impairment charges, the gains and losses on certain transactions including the disposal of assets and the results of businesses acquired during the year. Adjusted Operating Income is a representative measure of EBITB.

FREE CASH FLOW (FCF)
Free Cash Flow is defined as Net cash provided by operating activities less Capital expenditures.

ORGANIC SALES
Organic Sales is defined as sales excluding the effects of foreign currency and acquisitions.

RETURN ON INVESTED CAPITAL (ROIC)
ROIC is defined as rolling 12 months of Adjusted net income excluding tax-effected interest income and expense divided by Invested capital. Invested capital is defined as total debt, which includes Amounts due banks, Current portion of long-term debt and Long-term debt, less current portion, plus Total equity.

RETURN ON INVESTED CAPITAL (ROIC) FOR COMPENSATION PURPOSES
ROIC for Compensation Purposes is calculated by an independent third-party and is adjusted for certain transactions as approved by the Compensation and Executive Development Committee. In 2015, pension settlement charges primarily related to the purchase of a group annuity contract were excluded. In 2016, the ROIC for Compensation Purposes was adjusted to exclude the incremental balance in cash and marketable securities as of December 31, 2016 compared with the December 31, 2013 balance, as well as interest expense, associated with the long-term notes drawn as a result of the execution of our capital allocation strategy.

TOTAL SHAREHOLDER RETURN (TSR)
TSR is an amount equal to the net stock price change for our common stock plus the reinvestment of dividends paid over the prescribed period of time.

Adjusted Operating Income
The following table presents a reconciliation of Operating income as reported to Adjusted operating income for the years ended December 31, 2009 to 2018:

($ in thousands)	Year Ended December 31,									
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Operating income (as reported)	$375,539	$376,942	$283,614	$324,582	$367,080	$413,705	$376,801	$305,719	$200,182	$115,252
Special items (pre-tax):										
Rationalization and asset impairment charges	25,285	6,590	—	19,958	30,053	8,463	9,354	282	(384)	29,897
Venezuela deconsolidation and remeasurement losses	—	—	34,348	27,214	21,133	12,198	—	—	3,123	—
Bargain purchase gain	—	(49,650)	—	—	—	—	—	—	—	—
Acquisition transaction and integration costs	4,498	15,002	—	—	—	—	—	—	—	—
Amortization of step up in value of acquired inventories	—	4,578	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	705	1,381	—	—	—
Adjusted operating income	$405,322	$353,462	$317,962	$371,754	$418,266	$435,071	$387,536	$306,001	$202,921	$145,149
Adjusted operating income margin	13.4%	13.5%	14.0%	14.7%	14.9%	15.3%	13.6%	11.4%	9.8%	8.4%

Adjusted Net Income and Adjusted Diluted Earnings per Share

The following table presents reconciliations of Net income and Diluted earnings per share as reported to Adjusted net income and Adjusted diluted earnings per share for the years ended December 31, 2009 to 2018:

[$ in thousands except per share amounts]	Year Ended December 31,									
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Net income (as reported)	$287,066	$247,503	$198,399	$127,478	$254,686	$293,780	$257,411	$217,186	$130,244	$48,576
Special items:										
Rationalization and asset impairment charges	25,285	6,590	—	19,958	30,053	8,463	9,354	282	(384)	29,897
Venezuela deconsolidtion and remeasurment losses	—	—	34,348	27,214	21,133	12,198	—	—	3,123	—
Pension settlement charges	6,686	8,150	—	142,738	—	—	—	—	—	(2,144)
Bargain purchase gain	—	(49,650)	—	—	—	—	—	—	—	—
Acquisition transaction and integration costs	4,498	15,002	—	—	—	—	—	—	—	—
Amortization of step up in value of acquired inventories	—	4,578	—	—	—	—	—	—	—	—
Other	—	—	—	—	(805)	(363)	1,381	—	1,782	2,877
Tax effect of Special items	(6,896)	20,536	(8,293)	(57,204)	861	(890)	(2,387)	(4,889)	(5,165)	(6,108)
Adjusted net income	$316,639	$252,709	$224,454	$260,184	$305,928	$313,188	$265,759	$212,579	$129,600	$73,098
Diluted earnings per share (as reported)	$ 4.37	$ 3.71	$ 2.91	$ 1.70	$ 3.18	$ 3.54	$ 3.06	$ 2.56	$ 1.53	$ 0.57
Special items per share	$ 0.45	$ 0.08	$ 0.38	$ 1.78	$ 0.64	$ 0.23	$ 0.10	$ (0.05)	$ (0.01)	$ 0.29
Adjusted diluted earnings per share	$ 4.82	$ 3.79	$ 3.29	$ 3.48	$ 3.82	$ 3.77	$ 3.16	$ 2.51	$ 1.52	$ 0.86

Return on Invested Capital (ROIC)

The following table presents calculations of ROIC for the years ended December 31, 2009 to 2018:

($ in thousands)	Year Ended December 31,									
	2018	2017	2016	2015	2014	2013	2012	2011	2010	2009
Adjusted net income	$316,639	$ 252,709	$ 224,454	$ 260,184	$ 305,928	$ 313,188	$ 265,759	$ 212,579	$ 129,600	$ 73,098
Plus: Interest expense (after-tax)	18,386	14,947	11,775	13,469	6,439	1,767	2,597	4,164	4,156	5,293
Less: Interest income (after-tax)	5,206	2,955	1,291	1,675	1,909	2,049	2,471	1,938	1,479	2,150
Adjusted net income before tax effected interest	329,819	264,701	234,938	271,978	310,458	312,906	265,885	214,805	132,277	76,241
Invested capital	$1,590,252	$1,638,720	$1,417,799	$1,287,073	$1,356,435	$1,549,775	$1,378,596	$1,296,620	$1,247,183	$1,209,392
Return on invested capital	20.7%	16.2%	16.6%	21.1%	22.9%	20.2%	19.3%	16.6%	10.6%	6.3%

ANNUAL MEETING LOCATION MAP

Lincoln Electric's Welding Technology & Training Center, 22800 St. Clair Avenue, Cleveland, Ohio 44117, [216] 481-8100



LAKE ERIE
BABBIT RD.
ST. CLAIR AVE
E. 222ND ST.
EUCLID AVE
CLEVELAND
BURKE LAKEFRONT AIRPORT
CUYAHOGA COUNTY AIRPORT
CLEVELAND HOPKINS AIRPORT
I-X CENTER
ROCKSIDE RD.
SNOW RD.
OHIO TURNPIKE
N
FREEWAY
INTERCHANGE
U.S. OR STATE HWY.

OPERATE JOIN **BUILD** DESIGN **CUT** ENGAGE



LINCOLN ELECTRIC HOLDINGS, INC.

22801 St. Clair Avenue
Cleveland, Ohio 44117-1199 U.S.A.

www.lincolnelectric.com